Exhibit 99.1

Notice of Meeting

and

Management Information Circular

for the

Annual and Special Meeting of Shareholders

Thursday, April 14, 2016

at 4:00 pm (Toronto time)

_________________________________________

The Design Exchange, 234 Bay Street

Toronto-Dominion Centre, Toronto, Ontario M5K 1B2

FIRSTSERVICE CORPORATION

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

THIS BOOKLET EXPLAINS:

•	Details of the matters to be voted upon at the annual and special meeting (the "Meeting") of shareholders of FirstService Corporation ("FirstService"); and

•	How to exercise your vote even if you are unable to attend the Meeting.

THIS BOOKLET CONTAINS:

•	The notice of annual and special meeting of shareholders (the "Notice of Meeting");

•	A management information circular (the "Circular"); and

•	A form of proxy (a "Form of Proxy") that you may use to vote your shares without attending the Meeting.

This Circular and Form of Proxy are furnished in connection with the solicitation of proxies by or on behalf of the management of FirstService for use at the Meeting to be held on Thursday, April 14, 2016, at 4:00 p.m. (Toronto time).

At the Meeting, management will report on FirstService's performance for the year ended December 31, 2015 and FirstService's plans for the coming year. The Meeting will deal with, among other things, the usual matters of governance, including the presentation of financial results, the election of directors and the appointment of auditors. Your presence, or at least your vote if you are unable to attend in person, is important.

REGISTERED SHAREHOLDERS

A Form of Proxy is enclosed that may be used to vote your shares if you are unable to attend the Meeting in person. Instructions on how to vote using this Form of Proxy are found in the Circular.

NON-REGISTERED BENEFICIAL SHAREHOLDERS

If your shares are held on your behalf, or for your account, by a broker, securities dealer, bank, trust company or similar entity (an "Intermediary"), you may not be able to vote unless you carefully follow the instructions provided by your Intermediary with this booklet.

NOTICE TO UNITED STATES SHAREHOLDERS

The solicitation of proxies by FirstService is not subject to the requirements of Section 14(a) of the United States Securities Exchange Act of 1934, as amended (the "US Exchange Act"), by virtue of an exemption applicable to proxy solicitations by "foreign private issuers" as defined in Rule 3b-4 under the US Exchange Act. Accordingly, this Circular has been prepared in accordance with the applicable disclosure requirements in Canada. Residents of the United States should be aware that such requirements are different than those of the United States applicable to proxy statements under the US Exchange Act.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual and special meeting (the "Meeting") of the shareholders of FirstService Corporation ("FirstService") will be held at The Design Exchange, 234 Bay Street, Toronto-Dominion Centre, Toronto, Ontario M5K 1B2 on Thursday, April 14, 2016, at 4:00 p.m. (Toronto time) for the following purposes

1.	to receive the audited consolidated financial statements of FirstService for the year ended December 31, 2015 and the report of the auditors' thereon;

2.	to appoint PricewaterhouseCoopers LLP as independent auditors of FirstService and to authorize the directors to fix their remuneration;

3.	to elect the directors of FirstService for the ensuing year;

4.	to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution approving an amendment to the FirstService Stock Option Plan to increase the maximum number of Subordinate Voting Shares reserved for issuance pursuant to the exercise of stock options granted thereunder, all as more particularly set forth and described in the Management Information Circular (the "Circular") accompanying this notice; and

5.	to transact such further or other business as may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

The board of directors of FirstService has fixed the close of business on Monday, March 14, 2016 as the record date for determining shareholders of record who are entitled to receive notice of the Meeting and to attend and vote at the Meeting, or at any adjournment(s) or postponement(s) thereof.

If you are a registered shareholder and are unable to attend the Meeting in person, please complete, sign, date and return the enclosed form of proxy to TMX Equity Transfer Services, 200 University Avenue, Suite 300, Toronto, Ontario M5H 4H1, or by facsimile to 416-595-9593, or complete the form of proxy by such other method as is identified, and pursuant to any instructions contained, in the form of proxy. In order to be valid for use at the Meeting, proxies must be received not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the Meeting or any adjournment(s) or postponement(s) thereof.

If you are a non-registered shareholder and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or such other intermediary. If you are a non-registered shareholder and do not complete and return the materials in accordance with such instructions, you may lose the right to vote at the Meeting, either in person or by proxy.

Further information with respect to voting by proxy is included in the accompanying Circular.

DATED at Toronto, Ontario this 26th day of February, 2016.

By Order of the Board of Directors

DOUGLAS G. COOKE
Vice President, Corporate Controller and Corporate Secretary

MANAGEMENT INFORMATION CIRCULAR

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

APRIL 14, 2016

GENERAL PROXY MATTERS

Introduction

This management information circular (the "Circular") is furnished in connection with the solicitation of proxies by and on behalf of the management ("Management") of FirstService Corporation ("FirstService") and its board of directors (the "Board") for use at the annual and special meeting of shareholders of FirstService (the "Meeting") to be held at the time and place and for the purposes set forth in the accompanying notice of Meeting (the "Notice of Meeting"), and at any adjournment(s) or postponement(s) thereof. The Circular's purpose is to:

  explain how you, as a shareholder of FirstService, can vote at the Meeting, either in person or by transferring your vote to someone else to vote on your behalf;
  request that you authorize the Lead Director of the Board (or his alternate) to vote on your behalf in accordance with your instructions set out on the accompanying form of proxy;
  inform you about the business to be conducted at the Meeting, including the election of directors of FirstService and the appointment of independent auditors of FirstService for the coming year; and
  give you some important background information to assist you in deciding how to vote.

FirstService provides detailed information on its business and financial results on its website located at www.firstservice.com. FirstService's news releases and other prescribed documents are required to be filed on the electronic database maintained by the Canadian Securities Administrators (known as SEDAR) located at www.sedar.com and by the U.S. Securities and Exchange Commission (the "SEC") (known as EDGAR) located at www.sec.gov. A copy of this Circular is available on SEDAR and EDGAR.

Unless otherwise specifically stated, all information set forth herein is given as at February 26, 2016. In this Circular, references to "$", "C$" and "Canadian dollars" are to the lawful currency of Canada and references to "US$" and "United States dollars" are to the lawful currency of the United States of America. All dollar amounts herein are in Canadian dollars, unless otherwise stated. The address of the registered office of FirstService is 1140 Bay Street, Suite 4000, Toronto, Ontario M5S 2B4.

Live Webcast of the Meeting

Shareholders who are unable to attend the Meeting in person have the opportunity to listen to a live webcast of the Meeting. The details concerning the live webcast will be provided on FirstService's website at www.firstservice.com prior to the Meeting. Shareholders unable to listen to the live webcast will also be able to listen to a recorded version of the Meeting at a later date, as one will be made available on FirstService's website.

Solicitation of Proxies

The form of proxy accompanying this Circular is being solicited on behalf of Management in connection with the Meeting. The solicitation of proxies will be primarily by mail, but some proxies may be solicited by newspaper publication, personal interviews, email, telephone or facsimile communication by directors, officers or employees (or representatives thereof) of FirstService, who will not be specifically compensated therefor, or agents of FirstService who will be specifically compensated therefor. All costs of the solicitation will be borne, directly or indirectly, by FirstService. As of the date hereof, no agent of FirstService has been engaged to solicit proxies.

Management does not intend to pay for intermediaries to forward to objecting beneficial owners under National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer this Circular and related Meeting materials, and that in the case of an objecting beneficial owner, the objecting beneficial owner will not receive these materials unless the objecting beneficial owner's intermediary assumes the cost of delivery.

Information For Non-Registered Shareholders

Holders of Shares who are Non-Registered Shareholders

Subject to applicable laws, the only shareholders entitled to vote at the Meeting are those whose names have been entered into FirstService's register as holders of subordinate voting shares or multiple voting shares (each, a "Registered Shareholder"). However, the shares of the majority of FirstService's shareholders are not held in their own name, but rather are registered in the name of nominee accounts (the "Non-Registered Shareholders"), usually The Canadian Depository for Securities Limited ("CDS"). CDS acts as clearing agent for brokers and other intermediaries (the "Intermediaries") who, in turn, act on behalf of the holders of FirstService shares.

As a result, Non-Registered Shareholders can only exercise their rights as beneficial owners of voting shares through CDS or a participant in the CDS depository service. This means that in order for Non-Registered Shareholders to exercise their rights to vote their shares at the Meeting, they must provide voting instructions to the Registered Shareholder.

If Non-Registered Shareholders wish to vote their shares, they must carefully review and follow the voting instructions provided by their Intermediary.

Delivery of Voting Instructions by Non-Registered Shareholders

Applicable regulatory policies require Intermediaries to seek voting instructions from Non-Registered Shareholders in advance of shareholder meetings. Each Intermediary has its own mailing procedures and provides its own return instructions, which should be carefully followed by Non-Registered Shareholders in order to ensure their FirstService's shares are voted at the Meeting. Generally, Non-Registered Shareholders who receive meeting materials will be given either:

(a)	a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of FirstService's shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed. This form of proxy need not be signed by the Non-Registered Shareholder. In this case, the Non-Registered Shareholder who wishes to submit a proxy should complete the rest of the form of proxy and deliver the proxy in accordance with the instructions provided by the Intermediary; or

(b)	a voting instruction form which must be completed and signed by the Non-Registered Shareholder in accordance with the directions on the voting instruction form and returned to the Intermediary or its service company. In some cases, the completion of the voting instruction form by telephone, the internet or facsimile is permitted.

The purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the FirstService shares that they beneficially own. These procedures do not permit a Non-Registered Shareholder to vote FirstService shares in person at a Meeting.

Voting in Person by Non-Registered Shareholders

A Non-Registered Shareholder who receives a form of proxy or a voting instruction form and wishes to vote at the Meeting in person should strike out the names of the persons designated in the form of proxy and insert the Non-Registered Shareholder's name in the blank space provided or, in the case of a voting instruction form, follow the corresponding directions on the form. In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or voting instruction form is to be delivered.

Appointment of Proxyholder

The individuals specified as proxyholders in the enclosed form of proxy are representatives of Management and are directors and/or officers of FirstService. A shareholder may, by properly marking, executing and depositing the accompanying form of proxy, appoint as proxyholder the individuals named in the accompanying form of proxy, or some other individual or entity, who need not be a shareholder. This latter right may be exercised by striking out the names of the designated individuals and inserting the name of such other proxyholder in the blank space provided in the enclosed form of proxy or by completing another proxy in proper form. The proxyholder may attend and act for the shareholder at the Meeting and any adjournment(s) or postponement(s) thereof.

Execution and Deposit of Proxy

If a shareholder is an individual, the form of proxy must be executed by the shareholder or a duly authorized attorney of the Registered Shareholder. If a shareholder is a corporation or other form of entity, the form of proxy must be executed by a duly authorized attorney or officer of the corporation or other form of entity. Where a form of proxy is executed by an attorney or officer of a corporation or other form of entity, the authorizing documents (or notarized copies thereof) should accompany the form of proxy. To be valid, an executed form of proxy must be received at the offices of TMX Equity Transfer Services, 200 University Avenue, Suite 300, Toronto, Ontario M5H 4H1, if sent by facsimile, to 416-595-9593, or if by such other method as is identified in the form of proxy, in accordance with the instructions set out in the form of proxy, in any case, not later than 4:00 p.m. (Toronto time) on Tuesday, April 12, 2016 or, if the Meeting is adjourned, not later than 48 hours, excluding Saturdays, Sundays and holidays, preceding the time of such adjourned Meeting. The time limit for the deposit of proxies may be waived or extended by the Chair of the Meeting at his or her discretion without notice.

Manner Proxies Will Be Voted

The FirstService shares represented by the accompanying form of proxy will be voted or be withheld from voting, as the case may be, on any ballot that may be called for at the Meeting and, subject to the provisions of the Business Corporations Act (Ontario) ("OBCA"), where a choice is specified in respect of any matter to be acted upon, will be voted in accordance with the specification made. If a shareholder does NOT specify how to vote on a particular matter, the proxyholder is entitled to vote the FirstService shares as he or she sees fit. Please note that if a completed form of proxy does not specify how to vote on any particular matter, and if a shareholder has authorized either of the individuals named therein to act as proxyholder (by leaving the line for the proxyholder's name blank on the form of proxy), your FirstService shares will be voted at the Meeting as follows:

•	FOR the election of the seven nominees to the board of directors of FirstService, those nominees being the seven current directors of FirstService;

•	FOR the appointment of PricewaterhouseCoopers LLP, Chartered Accountants and Licensed Public Accountants, as independent auditors of FirstService and to authorize the board of directors of FirstService to fix the auditors' remuneration; and

•	FOR approving the amendment to the FirstService stock option plan to increase the maximum number of Subordinate Voting Shares reserved for issuance pursuant to the exercise of stock options granted thereunder.

For more information on these matters, please see the section entitled "Business of the Meeting" below. If any other matters properly arise at the Meeting that are not described in the Notice of Meeting, or if any amendments are proposed to the matters described in the Notice of Meeting, a proxyholder is entitled to vote the FirstService shares as he or she sees fit. The Notice of Meeting sets out all the matters to be determined at the Meeting that are known to Management as of February 26, 2016.

Revocability of Proxy

A shareholder giving a proxy has the power to revoke it. Such revocation may be made by the shareholder attending the Meeting, duly executing another form of proxy bearing a later date and depositing it before the specified time, or may be made by written instrument revoking such proxy executed by the shareholder or by his or her attorney authorized in writing and deposited either at the registered office of FirstService at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof, or with the Chair of the Meeting on the day of the Meeting or any adjournment thereof or in any other manner permitted by law. If such written instrument is deposited with the Chair of the Meeting on the day of the Meeting or any adjournment thereof, such instrument will not be effective with respect to any matter on which a vote has already been cast pursuant to such proxy.

Quorum

The by-laws of FirstService provide that a quorum for the Meeting is two or more individuals holding, or representing by proxy, not less than 5% of the votes attached to all outstanding shares of FirstService entitled to be voted at the Meeting. In the event that such quorum is not present at the appointed place on the date for which the Meeting is called within 30 minutes after the time fixed for the holding of the Meeting, the Meeting will stand adjourned to such day being not less than 10 days later and to such place and at such time as may be determined by the chair of the Meeting. If at such adjourned Meeting a quorum is not present, the shareholders present either personally or represented by proxy will constitute a quorum and any business which could have been brought before or dealt with at the original Meeting in accordance with the Notice of Meeting may be brought before or dealt with at such adjourned Meeting. A quorum need not be present throughout the Meeting provided that a quorum is present at the opening of the Meeting.

Spin-off

On June 1, 2015, former FirstService Corporation ("Old FSV") completed a plan of arrangement (the "Spin-off") which separated Old FSV into two independent publicly traded companies – Colliers International Group Inc. ("Colliers"), a global leader in commercial real estate services, and new FirstService, the North American leader in residential property management and other essential property services. The Spin-off is described in Old FSV's Management Information Circular dated March 16, 2015 (the "Spin-off Circular"), which is available under Colliers' SEDAR profile at www.sedar.com. Under the Spin-off, Old FSV shareholders received one Colliers share and one FirstService share of the same class as each Old FSV share previously held, Old FSV changed its name to Colliers and FirstService adopted the name "FirstService Corporation". As result of the Spin-off, FirstService initially became a public company on June 1, 2015, and, on June 2, 2015, the subordinate voting shares of FirstService commenced trading on the Toronto Stock Exchange ("TSX") and The NASDAQ Global Select Market ("NASDAQ"), in each case, under the symbol "FSV". In connection with the completion of the Spin-off, the Board was reconstituted with six members (and an additional seventh Board member added thereafter), and the Board established committees of the Board and approved committee mandates and company position descriptions, policies and codes. Prior to the completion of the Spin-off, FirstService did not carry on independent operations or have an independent board of directors. In this Circular, certain information may be provided in relation to Old FSV for the period prior to June 1, 2015 (such period, "Pre-Spin-off") and in relation to FirstService for the period on and after June 1, 2015 (such period, "Post-Spin-off").

Authorized Capital, Outstanding Shares and Principal Holders of Shares

The authorized capital of FirstService consists of an unlimited number of preference shares, issuable in series, an unlimited number of subordinate voting shares (the "Subordinate Voting Shares") and an unlimited number of multiple voting shares (the "Multiple Voting Shares", and together with the Subordinate Voting Shares, the "Common Shares"). The holders of Subordinate Voting Shares are entitled to one (1) vote in respect of each Subordinate Voting Share held at all meetings of the shareholders of FirstService. The holders of Multiple Voting Shares are entitled to twenty (20) votes in respect of each Multiple Voting Share held at all meetings of the shareholders of FirstService. Voting at the Meeting will be by show of hands, except where a ballot is demanded by a shareholder or proxyholder entitled to vote at the Meeting.

As at February 26, 2016, FirstService has outstanding 34,673,317 Subordinate Voting Shares (having 56.7% of the total votes attached to all Common Shares) and 1,325,694 Multiple Voting Shares (having 43.3% of the total votes attached to all Common Shares). Only those holders of outstanding Common Shares of record at the close of business on March 14, 2016 (the "Record Date") are entitled to vote their Common Shares at the Meeting or any adjournment(s) thereof. The Record Date was fixed by the Board.

Voting at the Meeting will be by show of hands except where a ballot is demanded by a shareholder or proxyholder entitled to vote at the Meeting. Each shareholder will be entitled to vote with respect to such number of Common Shares shown as registered in his, her or its name on the list of shareholders as of the Record Date prepared by FirstService, which list is available for inspection by shareholders at the Meeting or, after the 10th day following the Record Date, during usual business hours at the registered office of FirstService or the office of the registrar and transfer agent of the Subordinate Voting Shares and/or Multiple Voting Shares.

The following table sets forth, as at February 26, 2016, the only persons who, to the knowledge of the directors and executive officers of FirstService, beneficially own, or control or direct, directly or indirectly, 10% or more of the issued and outstanding Subordinate Voting Shares or Multiple Voting Shares, the approximate number of outstanding Subordinate Voting Shares and Multiple Voting Shares beneficially owned, or controlled or directed, directly or indirectly, by such persons and the percentage of outstanding Subordinate Voting Shares and Multiple Voting Shares and votes represented by the number of Subordinate Voting Shares and Multiple Voting Shares so owned or controlled or directed:

	Number of Common Shares Owned or Controlled or Directed		Percentage of		Percent of
	Subordinate Voting Shares	Multiple Voting Shares	Subordinate Voting Shares	Multiple Voting Shares	Total Common Shares	Total Votes
Jay S. Hennick (1) Toronto, Ontario	2,273,526	1,325,694	6.6%	100.0%	10.0%	47.1%

___________

Note:

(1)	All 2,273,526 Subordinate Voting Shares and 1,325,694 Multiple Voting Shares are held by Henset Capital Inc., a corporation controlled by Mr. Hennick.

Certain Rights of Holders of Subordinate Voting Shares

The following is a summary of the rights attaching to the Subordinate Voting Shares in the event that a take-over bid is made for Multiple Voting Shares. Reference should be made to the articles of FirstService for the full text of these provisions.

If a take-over bid (as defined in the Securities Act (Ontario)) is made to the holders of the Multiple Voting Shares, each Subordinate Voting Share shall become convertible into a Multiple Voting Share at the option of the holder thereof at any time during the period commencing on the eighth day after the date on which the offer is made and ending on the last date upon which holders of Multiple Voting Shares will be entitled to accept the offer. However, this conversion right shall not come into effect if:

(a)	an identical offer is made concurrently to purchase Subordinate Voting Shares (if any are then issued and outstanding), which offer has no condition attached to it other than the right to not take-up and pay for shares tendered if no shares are purchased pursuant to the take-over bid for Multiple Voting Shares;

(b)	holders of more than 50% of the issued and outstanding Multiple Voting Shares deliver a certificate or certificates to FirstService's transfer agent certifying that such holders will not deposit such Multiple Voting Shares under the take-over bid therefor; or

(c)	the take-over bid for Multiple Voting Shares is not completed by the offeror.

The articles of FirstService provide that a holder of Multiple Voting Shares is entitled at any time and from time to time to convert all or any part of the Multiple Voting Shares held by such holder into Subordinate Voting Shares on a share-for-share basis, upon irrevocable notice.

Jay S. Hennick and Henset Capital Inc. (the "Multiple Voting Shareholder") are subject to an agreement (the "Trust Agreement") with Equity Financial Trust Company (the "Trustee") and FirstService in order to provide the holders of Subordinate Voting Shares with certain additional rights in the event that a take-over bid, having certain characteristics, is made for the Multiple Voting Shares. Under applicable securities law, an offer to purchase Multiple Voting Shares would not necessarily require that an offer be made to purchase Subordinate Voting Shares.

The Trust Agreement prevents the sale, directly or indirectly, of Multiple Voting Shares owned by the Multiple Voting Shareholder pursuant to a take-over bid at a price per share in excess of 115% of the then current market price of the Subordinate Voting Shares as determined under such legislation. This prohibition does not apply if: (a) such sale is made pursuant to an offer to purchase Multiple Voting Shares made to all holders of Multiple Voting Shares and an offer identical in all material respects is made concurrently to purchase Subordinate Voting Shares, which identical offer has no condition attached other than the right not to take-up and pay for shares tendered if no shares are purchased pursuant to the offer for Multiple Voting Shares; or (b) there is a concurrent unconditional offer to purchase all of the Subordinate Voting Shares at a price per share at least as high as the highest price per share paid pursuant to the take-over bid for the Multiple Voting Shares.

The Trust Agreement provides, among other things, that prior to any direct or indirect transfer of any or all of the Multiple Voting Shares owned by the Multiple Voting Shareholder to any party other than a member of the Hennick Family (as defined below), the transferred Multiple Voting Shares will be automatically converted to Subordinate Voting Shares. The Trust Agreement does not prevent certain indirect sales resulting from the transfer of shares of a corporation which, directly or indirectly, controls or is controlled by the Multiple Voting Shareholder or FirstService where the transferor and transferee are members of the Hennick Family and the transferee is the spouse or child of the transferor and where the sale is otherwise made in accordance with applicable law. The phrase "Hennick Family" is defined to mean: (i) Jay S. Hennick; (ii) the spouse, children or estate of Jay S. Hennick; (iii) a trust, the sole beneficiaries of which are any of the foregoing; and (iv) any and all corporations or entities which are directly or indirectly controlled by any of the foregoing.

The Trust Agreement contains provisions for the authorization of action by the Trustee to enforce the rights thereunder on behalf of the holders of the Subordinate Voting Shares. No holder of Subordinate Voting Shares has the right, other than through the Trustee, to institute any action or proceeding or to exercise any other remedy to enforce any rights arising under the Trust Agreement unless the Trustee fails to act on a request authorized by holders of not less than 10% of the outstanding Subordinate Voting Shares after provision of reasonable funds and indemnity to the Trustee and evidence of the registered holdings of the requesting shareholders.

Holders of Subordinate Voting Shares may have additional rights under applicable securities legislation in the event of a take-over bid.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board considers good corporate governance practices to be an important factor in the overall success of FirstService. Under National Instrument 58-101 – Disclosure of Corporate Governance Practices and National Policy 58-201 – Corporate Governance Guidelines Practices (collectively, the "Corporate Governance Rules"), FirstService is required to disclose information relating to its corporate governance practices as set out below. FirstService is committed to adopting and adhering to corporate governance practices that either meet or exceed applicable corporate governance standards. FirstService believes that its corporate governance practices should be compared to the highest standards currently in force and applicable to it as well as to best market practices.

In addition, FirstService believes that director, officer and employee honesty and integrity are important factors in ensuring good corporate governance, which in turn improves corporate performance and benefits all shareholders. To that end, the Board has adopted a Code of Ethics and Conduct, which code applies to all directors, officers and employees of FirstService and its subsidiaries, and a Financial Management Code of Ethics and Conduct, which code applies to officers, senior management and senior financial and accounting personnel of FirstService and its subsidiaries. The Code of Ethics and Conduct and the Financial Management Code of Ethics and Conduct can each be viewed on FirstService's website (www.firstservice.com). Any deviations from the Code of Ethics and Conduct are required to be reported to an employee's supervisor and, if appropriate, FirstService's Chief Financial Officer and the Board. Any deviations from the Financial Management Code of Ethics and Conduct are required to be reported to FirstService's Director, Compliance and Risk Management, the Chief Executive Officer (the "CEO") and/or the Chair of the Audit Committee of the Board. Furthermore, FirstService maintains an ethics hotline, FirstLine, and an ethics hotline policy in which any director, officer and employee of FirstService or its subsidiaries has a responsibility to report any activity or suspected activity of which he or she may have knowledge relating to the integrity of FirstService's financial reporting or which otherwise might be considered sensitive in preserving FirstService's reputation. All reports made to the ethics hotline are reviewed by the Audit Committee.

With respect to the United States, FirstService is required to comply with the provisions of the Sarbanes-Oxley Act of 2002 and the rules adopted by the SEC pursuant to that Act, as well as the governance rules of NASDAQ, in each case, as applicable to foreign private issuers like FirstService. Most of the NASDAQ corporate governance standards are not mandatory for FirstService as a foreign private issuer, but FirstService is required to disclose the significant differences between its corporate governance practices and the requirements applicable to U.S. issuers listed on NASDAQ under NASDAQ corporate governance standards. Except as may be summarized on FirstService's website, www.firstservice.com, FirstService is in compliance with the NASDAQ corporate governance standards.

Board Composition

The Board is currently comprised of seven members, six of which became directors of FirstService in connection with the completion of the Spin-off and one of which, Erin J. Wallace, was appointed as a director in October 2015. A majority of the Board is comprised of independent directors. Five of the current seven members of the Board (or 71.4%), being Brendan Calder, Bernard I. Ghert, Frederick F. Reichheld, Michael Stein and Erin J. Wallace, are considered by the Board to be independent directors within the meaning of the Corporate Governance Rules as each has "no direct or indirect material relationship" with FirstService. Jay S. Hennick and D. Scott Patterson, the other Board members, are not independent directors within the meaning of the Corporate Governance Rules. Mr. Hennick is the Founder and Chairman of the Board of FirstService and provides services to FirstService pursuant to a management services agreement (see "Executive Compensation – Management Contract" below) and Mr. Patterson is the President and Chief Executive Officer of FirstService. In deciding whether a particular director is or is not an independent director, the Board examined the factual circumstances of each director and considered them in the context of many factors. All seven nominees for election to the Board at the Meeting are current members of the Board.

Majority Voting Policy

The Board has adopted a majority voting policy for the election of directors. See "Business of the Meeting – Election of Directors".

Policy on Director's Tenure and Priorities

The Board has adopted a policy relating to a director's tenure and priorities. Under this policy, upon a FirstService director reaching the age of 75, and on each anniversary thereafter for so long as such individual continues to serve as a director, such director must tender his or her written resignation from the Board to the Nominating and Corporate Governance Committee (the "Governance Committee"). The Governance Committee will, within 30 days, consider the resignation offer and will recommend to the Board whether or not to accept it. The Board will thereafter act on the Governance Committee's recommendation within 30 days. If a resignation is accepted, it will be effective either: (i) prior to the commencement of the next annual meeting of FirstService's shareholders at which directors are to be elected; or (ii) upon acceptance of such offer of resignation by the Board, as determined by the Board. The foregoing applies to all current and future directors of FirstService, other than Bernard I. Ghert, who was exempted by the Board after having regard to his age and his past service as a director and Chair of the Audit Committee of FirstService. In addition, this policy provides that upon initially becoming a director of FirstService, and at each annual Board meeting occurring immediately prior to the annual meeting of FirstService's shareholders at which directors are to be elected, each director will represent to the Board that membership on the Board and the carrying out of such director's Board and committee duties is one of such director's "top three" priorities and that such director's personal or professional circumstances do not adversely affect such director's ability to effectively serve as a director of FirstService.

Independent Lead Director

The Board recognizes the importance of independent leadership on the Board, as evidenced by its designation of Bernard I. Ghert, an independent director, as Lead Director of the Board, thereby separating the roles of Lead Director (Mr. Ghert) and Chairman (Mr. Hennick). The Board has adopted a formal position description for the Lead Director of the Board, which requires that the Board appoint an independent director as Lead Director in the event that the Chairman of the Board is not independent. The formal position description for the Lead Director provides that the Lead Director will facilitate the functioning of the Board independently of management of FirstService and provide independent leadership to the Board, with the following included as part of the Lead Director's responsibilities: (i) reviewing with the Chairman and CEO items of importance for consideration by the Board; (ii) consulting and meeting with any or all of the independent directors and representing such directors in discussions with management of FirstService on corporate governance issues and other matters; (iii) recommending, where necessary, the holding of special meetings of the Board; (iv) promoting best practices and high standards of corporate governance; and (v) assisting in the process of conducting director evaluations.

Chairman

As Chairman of the Board, Mr. Hennick provides leadership to directors in discharging their mandate, including by leading, managing and organizing the Board consistent with the approach to corporate governance adopted by the Board from time to time, promoting cohesiveness among the directors and being satisfied that the responsibilities of the Board and its committees are well understood by the directors. The Chairman of the Board is responsible for taking all reasonable measures to ensure that the Board fully executes its responsibilities. The Board has adopted a formal position description for the Chairman of the Board, which position description provides, among other things, that the Chairman will: (i) ensure that all business required to come before the Board is brought before the Board such that the Board is able to carry out all of its duties to manage or supervise the management of the business and affairs of FirstService; (ii) arrange for an appropriate information package to be provided on a timely basis to each director in advance of a Board meeting and monitoring the adequacy of materials provided to the directors in connection with the Board's' deliberations; (iii) ensure the Board has the opportunity, at each regularly scheduled meeting, to meet separately without non-independent directors and management personnel present; and (iv) in conjunction with the relevant committee of the Board (and its Chair), review and assess the directors' meeting attendance records and the effectiveness and performance of the Board, its committees (and their Chairs) and individual directors. The position description for the Chairman also provides that, in the event the Chairman is not independent, the Board appoint an independent Lead Director to carry out the responsibilities set out in the position description of the Lead Director.

Board Mandate

The Board has adopted a written Board mandate, which mandate provides that the Board is responsible for the stewardship of FirstService and requires the Board to oversee the conduct of the business and affairs of FirstService (both directly and through committees) and approve FirstService's goals, objectives and strategies. The Board is also responsible for overseeing the implementation of appropriate risk assessment systems to identify and manage principal risks of FirstService's business. The Board mandate is annexed hereto as Appendix A and can also be viewed on FirstService's website (www.firstservice.com). The Board mandate further provides that all members of the Board have suitable experience, characteristics/traits and skills given the nature of FirstService and its businesses, and directors are expected to commit the time and resources necessary to properly carry out their duties. Members of the Board are also required to carry out their responsibilities objectively, honestly and in good faith with a view to the best interests of FirstService and are expected to conduct themselves according to the highest standards of personal and professional integrity. If an actual or potential conflict of interest arises, a director must promptly inform the Chairman or Lead Director and refrain from voting or participating in discussion of the matter in respect of which he has an actual or potential conflict of interest. If it is determined that a significant conflict of interest exists and cannot be resolved, the director is expected to resign.

The Board mandate also provides that the Board meet in accordance with a schedule established each year by the Board, and at such other times as the Board may determine. Meeting agendas are developed in consultation with the Chairman or Lead Director. Board members may propose agenda items though communication with the Chairman or Lead Director. The Chairman is responsible for ensuring that a suitably comprehensive information package is sent to each director in advance of each meeting. Independent directors are required to have the opportunity to meet at appropriate times without management present at regularly scheduled meetings. The Lead Director is responsible for presiding over meetings of the independent directors.

The Board mandate further provides that the Board is responsible for the following specific matters: reviewing and approving management's strategic plans; reviewing and approving FirstService's financial objectives, business plans and budgets; monitoring corporate performance against the strategic plans and budgets; management succession planning; assessing its own effectiveness in fulfilling its responsibilities, including monitoring the effectiveness of individual directors; ensuring the integrity of FirstService's internal control system and management information systems; developing FirstService's approach to corporate governance; and satisfying itself that appropriate policies and procedures are in place regarding public disclosure and restricted trading by insiders.

Women on the Board

One (or 14%) of the seven members of the Board is a woman. FirstService has not adopted a written policy relating to the identification and nomination of women directors and has not adopted a target regarding women on its Board. While FirstService, through the Governance Committee, considers the level of representation of women on its Board in identifying and nominating candidates for election or re-election to the Board, the primary emphasis has been placed on potential director nominee candidates who generally possess the necessary competencies, independence, expertise, skills, background and personal qualities, irrespective of gender, to represent the best interests of shareholders as a potential director of FirstService. The Governance Committee will continue to consider the level of representation of women on the Board in identifying and nominating candidates for election or re-election to the Board, in the context of other factors as outlined above, and may adjust the emphasis on these factors from time-to-time, though core values such as integrity, sound judgment, knowledge, skill, experience and diversity will remain fundamental to the selection and screening process to be followed.

Executive Composition

While FirstService considers the level of representation of women in executive officer positions when making executive officer appointments, it has not adopted a target regarding women in executive officer positions, but rather generally seeks appropriate executive officer candidates who possess the necessary competencies, expertise skills, and fit with employees, clients, and other stakeholders, for the position to be filled, irrespective of gender. Approximately 65 (30%) of the executive officers of FirstService, including all of its major subsidiaries, are women.

Board Equity Ownership Policy

The Board approved a board equity ownership policy which provides that each member of the Board is required to achieve and maintain, at all times during the period that he or she is a director of FirstService, minimum ownership of shares of FirstService having a value of at least US$100,000 (which amount is subject to adjustment for share and other capital reorganizations). Newly elected or appointed directors of FirstService are permitted two years within which to attain the foregoing minimum ownership amount. All existing directors of FirstService currently comply with this policy. In addition, all current directors of FirstService, other than FirstService's (or Old FSV's) most recently elected or appointed directors, Frederick F. Reichheld and Erin J. Wallace, own securities of FirstService having a value of at least three times the amount of the cash retainer paid to non-employee directors. See the biographies, and the footnotes thereto, of each director nominee set out under "Business of the Meeting – Election of Directors".

Board and Committee Process

In addition to having a Board comprised of a majority of independent directors, FirstService has adopted a variety of structures to allow for the independence of the Board from Management. Those structures include the appointment of Bernard I. Ghert, an independent director, as Lead Director of the Board with a mandate to facilitate the functioning of the Board independently of Management and provide independent leadership to the Board, the practice of having the independent members of the Board or its committees meet as a group (with no members of Management, including the CEO, present) regularly at every Board meeting (three of such meetings occurred during the 2015 Post-Spin-off period) and committee meeting, and members of the Board and its committees having the opportunity to initiate discussions with senior Management without the CEO present so that they may freely discuss any concerns they may have, and the ongoing monitoring of the relationship between the Board and its committees and Management by the Governance Committee, which is composed a majority of independent directors. The Board believes that it and its committees have functioned, and continue to function, independently of Management.

FirstService's CEO reports formally to the Board, and, where appropriate, to its committees, as well as less formally through discussions with members of the Board and its committees, to advise the Board and its committees on a timely basis of courses of action that are being considered by Management and are being followed. The Board exercises its responsibility for oversight through the approval of all significant decisions and initiatives affecting FirstService. The Board is satisfied that FirstService's CEO has reported to, and sought the consent of, the Board where necessary and appropriate. The Board has developed a formal position description for the CEO, which position description provides that the CEO has the primary responsibility for the management of the business and affairs of FirstService. As such, the CEO establishes the strategic and operational orientation of FirstService and, in so doing, provides leadership and vision for the effective overall management, profitability, increase in shareholder value and growth of FirstService and for conformity with policies agreed upon by the Board. The CEO is directly accountable to the Board for all activities of FirstService. The Board has not approved formal corporate objectives which the CEO is responsible for achieving; however, the Board and the CEO engage in regular dialogue regarding the performance of the senior management team, including the CEO, in achieving FirstService's strategic objectives as determined by Management and the Board.

Management, working with the Board and the Governance Committee, provides an orientation program for new directors and a continuing education program for all directors to familiarize and update them with respect to FirstService and its businesses. Prior to agreeing to join the Board, new directors are given a clear indication of the workload and time commitment required. The Chairman of the Board ensures the orientation program is carried out as directed by the Governance Committee. New directors to FirstService have generally been executives with extensive business experience. Orientation for these individuals is provided through a review of past Board materials and other private and public documents concerning FirstService and visits to certain of FirstService's businesses and offices. On a periodic basis, management of FirstService and its regions provide presentations for the Board to ensure that directors are fully informed of FirstService operations, major business and regional trends and industry practices, and directors are free to contact the CEO, the Chief Financial Officer and other members of Management at any time to discuss any aspect of FirstService's businesses. In October 2015, the Board visited the head office of FirstService Residential and received presentations from the executive leaders of FirstService Residential on the overall state of FirstService Residential's business and operations as well as updates to FirstService Residential's strategy and future plans. In December 2015, the Board received presentations from the executive leaders of FirstService Brands, who provided the Board with an overview of the FirstService Brands business, financial update and strategic initiatives for the coming year.

The Board, either directly or through Board committees, is responsible for overseeing the business and affairs of FirstService and for approving the overall direction of FirstService, in a manner which is in the best interests of FirstService and its shareholders. At least four regular meetings and, if required, strategy meetings of the Board are scheduled each year at which the directors review in detail the financial statements, operating reports, forecasts, future prospects, budgets and reports from the committees of the Board and from Management. The frequency of meetings as well as the nature of agenda items changes depending upon the state of FirstService's affairs and in light of opportunities or issues that FirstService may face. There were three Board meetings held during the Post-Spin-off period of the year ended December 31, 2015. The meeting agenda is circulated in advance to all directors, meetings are scheduled well in advance and a core agenda of items, together with a book of materials, is circulated prior to each meeting.

Certain directors and executive officers of FirstService are engaged in and will continue to engage in activities outside FirstService, and as a result, certain directors and executive officers of FirstService may become subject to conflicts of interest. The OBCA provides that in the event that a director or executive officer has an interest in a contract or proposed contract or agreement, the director or executive officer shall disclose his or her interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement unless otherwise provided under the OBCA. In addition, the Board mandate provides that if an actual or potential conflict of interest arises, a director must promptly inform the Chairman or Lead Director and refrain from voting or participating in discussion of the matter in respect of which he has an actual or potential conflict of interest. If it is determined that a significant conflict of interest exists and cannot be resolved, the director is expected to resign. To the extent that conflicts of interest arise, such conflicts will be resolved in accordance with the provisions of the OBCA and the Board mandate.

During 2015, none of the proposed nominees for election to the Board at the Meeting have served together as directors on the boards of other companies or as trustees for other entities other than Old FSV. Pre-Spin-off, there were nine members of the Old FSV board of directors as follows: Peter F. Cohen (Chairman), David R. Beatty, Brendan Calder, John (Jack) P. Curtin, Jr., Bernard I. Ghert, Michael D. Harris, Jay S. Hennick, Frederick F. Reichheld and Michael Stein. In connection with the completion of the Spin-off: (i) the eight independent members of the Old FSV board of directors were split between the resulting companies, with four independent members becoming directors of FirstService (Brendan Calder, Bernard I. Ghert, Frederick F. Reichheld and Michael Stein) and four independent members remaining as directors of Colliers (David R. Beatty, Peter F. Cohen, John (Jack) P. Curtin, Jr. and Michael D. Harris); (ii) D. Scott Patterson became a director of FirstService (and L. Frederick Sutherland became a director of Colliers); and (iii) Jay S. Hennick became a director of both Colliers and FirstService. Please see the biographies under "Business of the Meeting – Election of Directors" for the name of each publicly traded issuer's board (other than FirstService's) on which the nominees for election to the Board at the Meeting are currently, or were during the past five years, members.

Proportionate Representation

FirstService is controlled by Jay S. Hennick who, directly or indirectly, owns, controls or directs 6.6% of the total outstanding number of Subordinate Voting Shares and 100.0% of the total outstanding number of Multiple Voting Shares (10.0% of total outstanding number of Common Shares; 47.1% of total votes of all Common Shares). 90.0% of the outstanding Common Shares and 52.9% of the votes of all Common Shares are held by shareholders other than FirstService's significant shareholder. Five of the current seven directors, or 71.4% of the total number of current directors, are independent directors and are, therefore, free from any relationships with the significant shareholder. The Board believes that the membership on the Board of these five directors fairly reflects the investment in FirstService by shareholders other than FirstService's significant shareholder.

Board Committees

The Board has three standing committees: the Audit Committee, the Executive Compensation Committee (the "Compensation Committee") and the Governance Committee. The roles of these committees are outlined below. Each committee reviews and assesses its mandate at least annually and has the authority to retain special legal, accounting or other advisors. From time to time ad hoc committees of the Board may be appointed. As the Board has plenary power, any responsibility which is not delegated to Management or a Board committee remains with the Board. The Board has not developed a formal position description for the Chair of any standing committee. However, the Board has developed a committee mandate for each standing committee which is sufficiently detailed and contains appropriate information to delineate the role and responsibilities of the applicable committee, and thereby the Chair of the applicable committee. The committee mandates are published on FirstService's website (www.firstservice.com). The Board delineates the role and responsibilities of the Chair of the Audit Committee, the Compensation Committee and the Governance Committee by tasking the Chair of the applicable committee with taking all reasonable measures to ensure that the applicable committee executes and fulfills its responsibilities under the applicable committee mandate and assumes each of the responsibilities specifically given to a Chair of a committee under the applicable committee mandate.

Audit Committee

The Audit Committee is comprised of three members who are each independent and financially literate as required by Multilateral Instrument 52-110 – Audit Committees (the "Audit Committee Rule"). The members of the Audit Committee are Bernard I. Ghert (Chair), Michael Stein and Erin J. Wallace. In October 2015, Ms. Wallace was appointed as a member of the Audit Committee and Brendan Calder ceased to be a member of the committee. The Audit Committee is appointed by, and assists, the Board in fulfilling its oversight responsibilities in the following principal areas: (i) accounting policies and practices; (ii) the financial reporting process; (iii) financial statements provided by FirstService to the public; (iv) risk management, including systems of accounting and financial controls; (v) appointing, overseeing and evaluating the work and independence of the external auditors; and (vi) compliance with applicable legal and regulatory requirements. The Audit Committee has the resources and the authority to discharge its responsibilities, including the authority to engage, at the expense of FirstService, outside consultants, independent legal counsel and other advisors as it determines necessary to carry out its duties, without seeking approval of the Board or Management. The Audit Committee also has the authority to conduct any investigation necessary and appropriate to fulfilling its responsibilities, and has direct access and authority to communicate directly with the external auditors, legal counsel and officers and employees of FirstService. The Audit Committee meets at least four times annually, or more frequently as circumstances dictate. There were three meetings of the Audit Committee held during the Post-Spin-off period of the year ended December 31, 2015.

The Audit Committee reviews the annual and interim financial statements intended for circulation among shareholders and reports upon these to the Board prior to their approval by the full Board. The Audit Committee is also responsible for reviewing the integrity of FirstService's financial reporting process, both internal and external, and any major issues as to the adequacy of the internal controls and any special audit procedures adopted in light of any material control deficiencies. The Audit Committee communicates directly with FirstService's external auditors in order to discuss audit and related matters whenever appropriate. In addition, the Board may refer to the Audit Committee such matters and questions relating to the financial position and operations of FirstService and its subsidiaries. All reports made to FirstService's ethics hotline are reviewed by the Chair of the Audit Committee and then by the entire Audit Committee at its next meeting. The Board has adopted an Audit Committee mandate, a copy of which is annexed to the annual information form (the "AIF") of FirstService for the year ended December 31, 2015 and is also published on FirstService's website (www.firstservice.com). The education and related experience of each of the members of the Audit Committee that is relevant to the performance by such members of their responsibilities on such committee is described in the AIF under the heading "Audit Committee". A copy of the AIF is available on SEDAR at www.sedar.com.

The SEC requires that each member of a company's audit committee be independent. All of the members of the Audit Committee are "independent", as that term is defined by the SEC. The SEC further requires a company, like FirstService, that files reports under the United States Securities Exchange Act of 1934, as amended, to disclose annually whether its Board has determined that there is at least one "audit committee financial expert" on its audit committee, and if so, the name of the audit committee financial expert. One Audit Committee member, Mr. Ghert, has been determined by the Board to be an "audit committee financial expert" as that term is defined by the SEC.

The Audit Committee mandate provides that the Audit Committee must pre-approve all audit engagements and the provision by the external auditors of all non-audit services, including fees and terms for all audit and non-audit engagements. The Audit Committee may delegate the responsibility to pre-approve non-audit services to one of its members and any such delegated pre-approvals must be presented to the Audit Committee at its next scheduled meeting. The Audit Committee has delegated to the Chair of the Audit Committee, who is independent, the authority to act on behalf of the Audit Committee with respect to the pre-approval of all audit and permitted non-audit services provided by the external auditors from time to time. Any approvals by the Chair are reported to the full Audit Committee at its next meeting. The Audit Committee mandate further provides that the Audit Committee consider, assess and report to the Board with regard to the independence and performance of the external auditors. The Audit Committee has adopted a pre-approval policy pursuant to which FirstService may not engage FirstService's external auditor to carry out certain non-audit services that are deemed inconsistent with the independence of auditors under applicable U.S. and Canadian laws. The Audit Committee is also responsible for reviewing hiring policies for current and former partners or employees of the external auditors.

The Audit Committee mandate also provides, and the general practice at FirstService is, that the Audit Committee will review and approve all material transactions and contracts entered into by FirstService with any insider or related party of FirstService, other than director, officer or employee compensation which is approved by the Compensation Committee. Material transactions and agreements related to compensation matters are generally reviewed and approved by the Compensation Committee. Otherwise, from time to time ad hoc committees of the Board may be appointed. In practice, and as is customary or appropriate, the Board will establish "special" or "independent" ad hoc committees of the Board as needed from time to time to review, pass upon or deal with material matters (including considering transactions and agreements in respect of which a director or executive officer has or may have a material interest), and the committee members of any such ad hoc committee are selected and appointed based on their independence from management as well as their independence from the matter at hand which has required the establishment of such ad hoc committee.

The Board and the Audit Committee have established procedures (which procedures are subject to monitoring by the Audit Committee) for the receipt, retention and treatment of complaints or concerns received by FirstService regarding accounting, internal accounting controls or auditing matters, including the anonymous submission by employees of concerns respecting accounting or auditing matters. Please refer to the Financial Management Code of Ethics and Conduct published on FirstService's website (www.firstservice.com). Additional information regarding the Audit Committee has been included in the AIF in accordance with the Audit Committee Rule.

Compensation Committee

The Compensation Committee is comprised of three members, all of whom are independent directors within the meaning of the Corporate Governance Rules. The Compensation Committee, among other things, reviews and approves the compensation of the CEO and provides input to the CEO in terms of the compensation for the other executive officers of FirstService. The Compensation Committee also reviews the compensation of the directors of FirstService and any compensation programs applicable to senior management of FirstService, such as the stock option plan. In the case of grants of options under FirstService's stock option plan, all proposed option grants are submitted to Compensation Committee for review and a recommendation is made to the full Board. The Board has adopted a Compensation Committee mandate, a copy of which is published on FirstService's website (www.firstservice.com). The members of the Compensation Committee are Brendan Calder (Chair), Bernard I. Ghert and Michael Stein.

Governance Committee

The Governance Committee is comprised of Jay S. Hennick (Chair), Brendan Calder and Frederick F. Reichheld, the majority of whom are independent directors within the meaning of the Corporate Governance Rules. The Board has adopted a Governance Committee mandate, a copy of which is published on FirstService's website (www.firstservice.com). The Governance Committee, among other things, is responsible for identifying and recommending to the Board appropriate director nominee candidates. In addition, the Governance Committee is responsible for advising the Board with respect to the Board's composition, procedures and committees and developing, recommending and monitoring FirstService's corporate governance and other policies, assisting the Board and the committees in their annual review of their performance and their charters, reviewing and making recommendations to the Board with respect to the compensation of directors, succession plans and undertaking such other initiatives that may be necessary or desirable to enable the Board to provide effective corporate governance. The Governance Committee conducts annual surveys of the Board's effectiveness and, every few years, a peer review of the individual members of the Board.

The Governance Committee is mandated to assess at least annually the optimum Board size and beneficial skill sets and makes recommendations to the Board on any changes. The number of directors proposed for election to the Board at the Meeting is seven. The Board considers that the appropriate number of directors for FirstService is approximately seven to nine. The Governance Committee and the Board have considered the matter of Board size and the skill sets of the current and nominee directors and are of the view that the proposed Board membership has the necessary breadth and diversity of experience and is of an adequate size to provide for effective decision-making and staffing of Board committees.

The Governance Committee is responsible for determining the appropriate criteria for selecting and assessing potential directors and selects candidates for nomination to the Board accordingly. At such time as it is determined that a new director is desirable, the Governance Committee will engage in various activities to ensure an effective process for selecting candidates for nomination, including developing criteria for the selection of a new director, developing and maintaining a director skills matrix (identifying the desired competencies, independence, expertise, skills, background and personal qualities that are being sought in potential candidates), identifying and recommending individuals qualified and suitable to become directors, the Chairman, the Lead Director and/or other directors will meet with potential new candidates prior to nomination to discuss the time commitments and performance expectations of the position and formal approval will be sought and obtained from the Board in respect of candidates for nomination.

Board Evaluation and Peer Review

As FirstService only became a public company on June 1, 2015, an evaluation of the Board was not conducted in 2015. It is currently contemplated that an evaluation of the Board, as a whole, will be conducted by the Governance Committee at the end of 2016, in which each Board member will be contacted by a member of the Governance Committee to complete a customized written questionnaire. Responses will be reviewed by the Chair of the Governance Committee with the Governance Committee and the Lead Director and then reported to the full Board. The Chair of the Governance Committee will discuss the results with each of the directors, as appropriate, and engage in a full and frank discussion on any and all issues which any Board member wishes to raise, including how the directors, both individually and collectively, may operate more effectively. At the conclusion of the evaluation, as necessary, matters requiring follow-up will be identified, action plans will be developed and there will be ongoing monitoring by the Governance Committee to ensure satisfactory results. An evaluation is expected to occur annually, either by telephone or by having Board members complete a detailed customized questionnaire.

In addition, the Chair of the Governance Committee meets with the individual members of the Board on an ongoing basis to discuss the individual's contribution to the Board. A formal peer review of the individual members of the Board is expected to occur every few years. Whether a peer review is completed formally or informally, each director is encouraged to view any feedback as constructive advice to enhance both their individual contribution and overall Board effectiveness.

Attendance

The following table sets forth the record of attendance of the members of the Board (either in person or by phone) at meetings of the Board and its committees and the number of meetings of the Board and such committees held during the period of June 1, 2015 to December 31, 2015 (being the period following completion of the Spin-off in which FirstService has been a public company).

Director(1)	Board 3 Meetings		Board Committees								Overall Attendance
			Audit 3 Meetings		Compensation 2 Meetings		Governance Nil Meetings		Overall Committee Attendance
	No.	%	No.	%	No.	%	No.	%	No.	%	No.	%
Brendan Calder(2)	3 of 3	100	2 of 2	100	2 of 2 (Chair)	100	N/A	–	4 of 4	100	7 of 7	100
Bernard I. Ghert	3 of 3 (Lead Dir.)	100	3 of 3 (Chair)	100	2 of 2	100	–	–	5 of 5	100	8 of 8	100
Jay S. Hennick	3 of 3 (Chair)	100	–	–	–	–	N/A (Chair)	–	–	–	3 of 3	100
D. Scott Patterson	3 of 3	100	–	–	–	–	–	–	–	–	3 of 3	100
Frederick F. Reichheld	3 of 3	100	–	–	–	–	N/A	–	–	–	3 of 3	100
Michael Stein	3 of 3	100	2 of 3	67	2 of 2	100	–	–	4 of 5	80	7 of 8	88
Erin J. Wallace(3)	2 of 2	100	1 of 1	100	–	–	–	–	1 of 1	100	3 of 3	100

Notes:

(1)	In connection with the completion of the Spin-off, Brendan Calder, Bernard I. Ghert, Jay S. Hennick, D. Scott Patterson, Frederick F. Reichheld and Michael Stein, Pre-Spin-off directors of Old FSV, ceased to be directors of Old FSV and became directors of FirstService. The attendance noted reflects meetings held and attended only while such a member during the Post-Spin-off period.
(2)	Mr. Calder ceased to be a member of the Audit Committee on October 8, 2015. The attendance noted reflects meetings held and attended only while such a member.
(3)	Ms. Wallace became a director of FirstService and a member of the Audit Committee on October 8, 2015. The attendance noted reflects meetings held and attended only while such a member.

EXECUTIVE COMPENSATION

Compensation of Named Executive Officers

The following table provides a summary of total compensation earned during the period from June 1, 2015 to December 31, 2015 by FirstService's Chief Executive Officer and Chief Financial Officer, each of the three other most highly compensated executive officers of FirstService, including any of its subsidiaries, who were serving as such as at December 31, 2015 and whose total compensation was, individually, more than C$150,000 (the "Other Executive Officers") and each other individual who would have been an Other Executive Officer but for the fact that such individual was neither serving as an executive officer, nor acting in a similar capacity, as at December 31, 2015 (hereinafter, collectively, referred to as the "Named Executive Officers") for services rendered in all capacities during such period. As FirstService became a public company on June 1, 2015, it is required to disclose only the total compensation earned by each Named Executive Officer during the seven month period from June 1, 2015 to December 31, 2015.

SUMMARY COMPENSATION TABLE
Name and Principal Position of Named Executive Officer(5)	Seven Months Ended Dec. 31	Salary (US$)	Option- Based Awards (US$)(1)	Non-Equity Incentive Plan Compensation		All Other Compensation (US$)	Total Compensation (US$)(5)
				Annual Incentive Plans (US$)(3)	Long-Term Incentive Plans (US$)(4)
Jay S. Hennick(2) Founder and Chairman	2015	339,300	Nil	1,701,400	Nil	Nil	2,040,700
D. Scott Patterson(7) President and Chief Executive Officer	2015	290,300	344,260	1,261,600	Nil	Nil	1,896,160
Jeremy Rakusin(8) Chief Financial Officer	2015	126,000	238,380	337,000	Nil	Nil	701,380
Charles M. Fallon(9) Chief Executive Officer, FirstService Residential	2015	306,300	46,080	845,500	649,200	Nil	1,847,080
Michael Natale(10) Chief Financial Officer, FirstService Residential	2015	148,200	Nil	422,800	244,400	Nil	815,400

___________

Notes:

(1)	The amounts reflect accounting expense recognized in the applicable period for all outstanding equity-based compensation in the form of stock options. The amounts reported for each Named Executive Officer were recognized in accordance with United States generally accepted accounting principles, which generally requires recognition of the fair value of equity-based compensation over the applicable vesting period for the award. Assumptions used in the calculation of these compensation costs are discussed in Note 11 to FirstService's audited consolidated financial statements for the year ended December 31, 2015. However, the table above does not reflect equity compensation expense net of a forfeiture assumption. For a description of the material terms of the stock option plan of FirstService and each option grant, see "Incentive Award Plans of FirstService – FirstService Stock Option Plan" and "NEO Outstanding Option-Based Awards" below.
(2)	The compensation indicated for Mr. Hennick was payable to Jayset Management FSV Inc. pursuant to a management services agreement (see "Management Contract" below). The compensation indicated is reflects annualized fees of US$581,700. Mr. Hennick received no compensation in connection with being a member of the Board.
(3)	The only annual incentive plan of FirstService is FirstService's annual performance bonus plan. See "Compensation Discussion and Analysis – Annual Bonus Incentive" below. The only annual incentive plan of FirstService Residential applicable to Messrs. Fallon and Natale is an annual bonus plan. See "Compensation Discussion and Analysis – Annual Bonus Incentive" below. Annual incentive awards are accrued following year end and finalized and paid once reviewed and approved by the Compensation Committee, the Board or the CEO, as applicable.
(4)	The long-term incentive plan of FirstService Residential applicable to Messrs. Fallon and Natale is an appreciation rights plan. See "Compensation Discussion and Analysis – FirstService Residential Appreciation Rights" below. Under this plan, subsidiary employees are compensated if the notional value of the subsidiary increases. Awards under this plan generally have a term of up to ten years and a vesting period of five years. The increase in notional value is calculated with reference to growth in earnings relative to a fixed threshold amount plus or minus changes in indebtedness relative to a fixed opening amount. If an award is subject to a vesting condition, then graded attribution is applied to the intrinsic value. The related compensation expense is recorded in selling, general and administrative expenses and the liability is recorded in accrued liabilities.
(5)	Other than for Mr. Fallon, all Named Executive Officer base salary and annual bonus incentive amounts were paid in Canadian dollars (an average 2015 exchange rate of US$1.00 = C$1.277 has been used in the table above).
(6)	In connection with the completion of the Spin-off, Mr. Hennick was appointed Founder and Chairman, Mr. Patterson was appointed Chief Executive Officer and Mr. Rakusin was appointed Chief Financial Officer, respectively, of FirstService.
(7)	The compensation indicated is based on an annualized salary of US$497,700. Mr. Patterson received no compensation in connection with being a member of the Board.
(8)	The compensation indicated reflects an annualized salary of US$216,000.
(9)	The compensation indicated reflects an annualized salary of US$525,000.
(10)	The compensation indicated reflects an annualized salary of US$254,000.

In 2015, the total cost of the compensation of all of the Named Executive Officers represented 7.1% of FirstService's adjusted earnings before interest, taxes, depreciation and amortization.

NEO Outstanding Option-Based Awards

The table below reflects all option-based awards for each Named Executive Officer outstanding as at December 31, 2015. FirstService does not have any other equity incentive plan other than its stock option plan.

NEO OPTION–BASED AWARDS OUTSTANDING AS AT DECEMBER 31, 2015(3)
Name of Named Executive Officer	Number of Securities Underlying Unexercised Options(1)	Option Exercise Price (US$/Security)	Option Expiration Date(2)	Value of Unexercised In-the-Money Options (US$)(4)
D. Scott Patterson	60,000 60,000 60,000 60,000 60,000	23.96 20.52 12.85 13.20 12.78	February 13, 2020 May 15, 2019 February 15, 2018 February 17, 2017 February 21, 2016	988,200 1,194,600 1,654,800 1,633,800 1,659,000
Jeremy Rakusin	40,000 40,000 40,000 30,000	23.96 20.52 12.85 12.02	February 13, 2020 May 15, 2019 February 15, 2018 September 25, 2017	658,800 796,400 1,103,200 852,300
Charles M. Fallon	50,000	13.57	April 30, 2018	1,343,000
Michael Natale	–	–	–	–

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Notes:

(1)	Each option entitles the holder to purchase one Subordinate Voting Share. Effective February 12, 2016, an aggregate of 308,500 options were granted under the Option Plan (as defined below) to employees in respect of the year ended December 31, 2015, including to certain of the Named Executive Officers. Under the Spin-off, each holder of Old FSV stock options exchanged such options for an equivalent number of Colliers stock options and FirstService stock options, and the exercise price of the Old FSV stock options exchanged was apportioned between the Colliers stock options (as to 58.6%) and FirstService stock options (as to 41.4%). The table does not include stock options issued under the Colliers stock option plan in connection with the Spin-off. See "Incentive Award Plans of FirstService – FirstService Stock Option Plan".
(2)	The options vest 10% on the grant date, 15% on the first anniversary, 20% on the second anniversary, 25% on the third anniversary and 30% on the fourth anniversary of the grant date. The expiration date is the fifth anniversary of the grant date.
(3)	Under the terms of the Option Plan, the Founder and Chairman of FirstService, Jay S. Hennick, is not eligible to participate in the Option Plan or to receive grants of options thereunder. See "Executive Compensation – Management Contract".
(4)	Calculated using the closing price per Subordinate Voting Share on NASDAQ on December 31, 2015 of US$40.43 less the Post-Spin-off exercise price of the applicable stock options.

During the seven month period from June 1, 2015 to December 31, 2015, none of the Named Executive Officers exercised any options of FirstService or any of its subsidiaries.

Incentive Award Plans of FirstService

The following table provides information concerning the incentive award plans of FirstService with respect to each Named Executive Officer during the period from June 1, 2015 to December 31, 2015. The only incentive award plans of FirstService during such period were its stock option plan, an annual performance bonus plan and, with respect to the Founder and Chairman, pursuant to a sale of control arrangement. See "– Annual Performance Bonus Plan", "– FirstService Stock Option Plan" and "Management Contract" below. For the incentive award plan of FirstService Residential applicable to Messrs. Fallon and Natale during such period, see "Incentive Award Plans of FirstService Residential".

INCENTIVE AWARD PLANS – VALUE VESTED OR EARNED DURING THE SEVEN MONTHS ENDED DECEMBER 31, 2015(2)
Name of Named Executive Officer	Option-Based Awards – Value Vested During the Seven Months Ended December 31, 2015 (US$)(1)	Non-Equity Incentive Plan Compensation – Value Earned During the Seven Months Ended December 31, 2015 (US$)
D. Scott Patterson	Nil	Nil
Jeremy Rakusin	221,500	Nil
Charles M. Fallon	Nil	421,800
Michael Natale	–	158,700

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Notes:

(1)	Calculated using the closing price per Subordinate Voting Share on NASDAQ on the applicable vesting date less the Post-Spin-off exercise price of the applicable stock options.
(2)	Under the terms of the Option Plan, the Founder and Chairman of FirstService, Jay S. Hennick, is not eligible to participate in the Option Plan or to receive grants of options thereunder. See "Executive Compensation – Management Contract". The table does not include stock options issued under the Colliers stock option plan in connection with the Spin-off. See "Incentive Award Plans of FirstService – FirstService Stock Option Plan".

Annual Performance Bonus Plan

FirstService has an annual performance bonus plan pursuant to which an annual cash performance bonus is awarded to Management and employees based entirely on percentage growth in adjusted earnings per share over the prior year. The Compensation Committee may also recommend, and the Board may also approve, a non-annual discretionary bonus based on an individual or FirstService achieving certain designated objectives (other than adjusted earnings per share) and for superior or exceptional performance in relation to such objectives.

FirstService Stock Option Plan

FirstService provides a long-term incentive by granting stock options to directors, officers and full-time employees of FirstService or its subsidiaries (other than Mr. Hennick) through the FirstService Stock Option Plan (the "Option Plan"). At a meeting of shareholders of Old FSV held in April 2015, shareholders adopted the Option Plan. At the Meeting, FirstService is proposing an amendment to the Option Plan. See "Business of the Meeting – Amendment to the Option Plan".

Subject to the terms of the Option Plan, the Board has the authority to select those individuals to whom options will be granted and to fix the terms of such options which may not be for less than one year nor more than ten years from the date of grant (subject to an automatic 10 business day extension to the expiry date of an option which otherwise would expire within a blackout period). The Option Plan provides flexible vesting, completely at the discretion of the Board. Jay S. Hennick is not eligible to participate in the Option Plan or to receive grants of options thereunder. The Option Plan is administered solely by the Board and grants of options under the Option Plan are made as follows (the "Option Granting Process"): all proposed option grants are submitted to the Compensation Committee for review and a recommendation is made to the Board; proposed option grants recommended by the Compensation Committee are then submitted to the Board for approval and, if approved, are granted on the date so approved by the Board. The Compensation Committee, in considering any grant of options, and the Board in approving any grant of options, take in account whether the amount of options proposed to be granted to each optionee is competitive, both in terms of past practice at FirstService as well as with respect to equity awards granted to officers, employees and directors of public company peers of FirstService, as well as the contribution of the optionee in the success of the business. Grants of options are approved subject to compliance with the Option Plan and all applicable laws and regulatory and stock exchange requirements.

The option price per Subordinate Voting Share with respect to any option granted under the Option Plan is determined by the Board at the time the option is granted, but such price shall not be less than the Minimum Price on the day on which the issuance of the option is authorized or approved by the Board. For the purposes of the Option Plan, "Minimum Price" means: (i) in the event that the Subordinate Voting Shares are then traded on the TSX and/or NASDAQ, the closing price of the Subordinate Voting Shares on the TSX or NASDAQ on the trading day prior to the day on which the issuance of the option is authorized or approved by the Board; (ii) in the event that the Subordinate Voting Shares are not then traded on the TSX and NASDAQ, the closing price of the Subordinate Voting Shares on such public market on which the Subordinate Voting Shares are then traded, as selected by the Board, in its sole discretion, on the trading day prior to the day on which the issuance of the option is authorized or approved by the Board; or (iii) in the event that the Subordinate Voting Shares are not then traded on any public market, the price of the Subordinate Voting Shares as determined by the Board, in its sole discretion, on the day on which the issuance of the option is authorized or approved by the Board.

The maximum number of Subordinate Voting Shares subject to grants of options under the Option Plan is limited to 2,263,500. To date under the Option Plan, options which were exercisable for 540,000 Subordinate Voting Shares (or 1.5% of the aggregate outstanding Common Shares) have been exercised or expired and no options were cancelled and returned to the pool of options available to be granted. Options exercisable for 1,474,750 Subordinate Voting Shares (or 4.1% of the aggregate outstanding Common Shares) have been granted and are outstanding as at the date hereof (leaving options exercisable for 248,750 Subordinate Voting Shares (or 0.7% of the aggregate outstanding Common Shares) available for granting). In the event of the death of an optionee while in the employment, or as an officer, of FirstService or a subsidiary prior to the end of the term of the option, the optionee's legal representative may exercise the option for a period of one year following the death of the optionee or the expiry of the term of the option, whichever is earlier. In the event that an optionee resigns, is removed as an officer or is discharged for "cause" as an employee of FirstService or a subsidiary, the option will in all respects cease and terminate. In the event an optionee's employment is otherwise terminated by FirstService or a subsidiary, such optionee may exercise the option for a period of 30 days following the effective date of termination or the expiry of the term of the option, whichever is earlier.

The Option Plan provides that the aggregate number of Subordinate Voting Shares reserved for issuance pursuant to all options granted to any one optionee shall not exceed 5% of the number of Subordinate Voting Shares outstanding on a non-diluted basis at the time of such grant. In addition, the Option Plan provides that the aggregate number of securities of FirstService: (a) issued to insiders of FirstService, within any one year period; and (b) issuable to insiders of FirstService, at any time under the Option Plan, or when combined with all of FirstService's other share compensation arrangements, shall not exceed 10% of FirstService's total issued and outstanding securities. As of the date hereof, FirstService has outstanding options under the Option Plan to purchase an aggregate of 1,474,750 Subordinate Voting Shares (being 4.1% of the aggregate outstanding Common Shares). These options are held by various directors, officers and employees of FirstService (or Old FSV) and its subsidiaries and are non-assignable.

Where there is a take-over bid to acquire the outstanding shares or FirstService enters into an agreement providing for the sale of all or substantially all of the assets of FirstService such that, following completion of such sale, FirstService will cease to carry on, directly or indirectly, an active business, the Board may advise optionees that all options will expire (subject to certain limitations) on the date determined by the Board and each optionee shall have the right to exercise their options in whole or in part, regardless of vesting.

The Option Plan provides that appropriate adjustments in the number of Subordinate Voting Shares and in the exercise price per Subordinate Voting Share, relating to options granted or to be granted, shall be made by the Board to give effect to adjustments in the number of Subordinate Voting Shares resulting from any subdivisions, consolidations or reclassifications of the Subordinate Voting Shares, the payment of stock dividends by FirstService or other relevant changes in the capital structure of FirstService. Any such adjustments shall be subject to the approval thereof by such stock exchanges on which the Subordinate Voting Shares are then listed for trading (including, if required by any such stock exchanges, approval of the shareholders).

The Option Plan provides that, subject to regulatory approval, the approval of any stock exchange on which the Subordinate Voting Shares are then listed for trading and the limitations set out in the next two following paragraphs, the Board may, by resolution, amend, vary or discontinue the Option Plan, or any agreement or entitlement subject to the Option Plan, at any time without notice to or approval of the shareholders of FirstService, including, without limitation, for the purpose of: (i) changing the class of persons who will be eligible to be granted options pursuant to the Option Plan; (ii) ensuring continuing compliance with applicable laws and regulations and the requirements or policies of any governmental or regulatory authority, securities commission or stock exchange having authority over FirstService or the Option Plan; (iii) changes of a "housekeeping", clerical, technical or stylistic nature; (iv) changing the method of determining the option price for options granted pursuant to the Option Plan, provided that the option price shall not in any case be lower than the "market price" of a Subordinate Voting Share, as that term (or any successor term) is interpreted and applied by the TSX; (v) changing the following terms governing options under the Option Plan: (A) vesting terms (including the acceleration of vesting); (B) exercise and payment method and frequency; (C) transferability or assignability; (D) to fairly or properly take into account a sale, arrangement or take-over bid; (E) adjustments required in the circumstances of a change in the structure of the capital of FirstService; and (F) the effect of termination (for whatever reason) of the optionee's employment or service; (vi) determining that any of the provisions of the Option Plan or any agreement subject to the Option Plan concerning the effect of termination (for whatever reason) of the optionee's employment, service or consulting agreement/arrangement or cessation of the optionee's directorship or office, shall not apply for any reason acceptable to the Board; (vii) changing the terms and conditions of any financial assistance which may be provided by FirstService to the optionees to facilitate the purchase of Subordinate Voting Shares, or adding or removing any provisions providing for such financial assistance; (viii) adding or amending a cashless exercise feature, payable in cash or securities, provided same includes a full deduction of the number of underlying Subordinate Voting Shares from the Option Plan reserved under the Option Plan; (ix) providing for the granting of non-equity based kinds of awards under the Option Plan; (x) adding or amending provisions necessary for options under the Option Plan to qualify for favourable tax treatment to optionees and/or FirstService under applicable tax laws; (xi) changing any terms relating to the administration of the Option Plan; and (xii) any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law (including, without limitation, the rules and policies of the TSX and of any other stock exchange or market having authority over FirstService or the Option Plan).

The Option Plan further provides that, subject to regulatory approval, the approval of any stock exchange on which the Subordinate Voting Shares are then listed for trading and the limitations set out later in this section, the Board may, by resolution, amend, vary or discontinue the Option Plan, or any agreement or entitlement subject to the Option Plan, at any time for the following purposes, provided that any such amendment, variance or discontinuance will not become effective unless and until approved by a majority of the votes cast by shareholders of FirstService, in person or by proxy, at a meeting of shareholders: (a) any increase in the maximum number of Subordinate Voting Shares issuable under the Option Plan or any change from a fixed maximum number of Subordinate Voting Shares issuable under the Plan to a fixed maximum percentage; (b) any reduction in the option price of an outstanding option except for the purpose of maintaining option value in connection with a change in the structure of the capital of FirstService (for this purpose, the cancellation or termination of an option of an optionee prior to expiry of the option term for the purpose of reissuing an option to the same optionee with a lower exercise price shall be treated as an amendment to reduce the option price of an option); (c) any extension of the option term or any amendment to permit the grant of an option with an expiry date of more than 10 years from the date the option is granted; (d) permitting any option granted under the Option Plan (or any other kind of award which may hereafter form part of the Option Plan) to be transferable or assignable other than for estate planning or normal estate settlement purposes; (e) providing for the granting of equity based kinds of awards under the Option Plan; and (f) any other amendment requiring shareholder approval under applicable law (including, without limitation, under the rules and policies of the TSX and of any other stock exchange or market having authority over FirstService or the Option Plan). In the case of any amendment or variance referred to above, insiders of FirstService who directly benefit from such amendment or variance will not have the votes attaching to the Subordinate Voting Shares or other securities of FirstService held, directly or indirectly, by them counted in respect of the required approval of the shareholders of FirstService.

Notwithstanding the two immediately preceding paragraphs, the Option Plan provides that no amendment, variance or discontinuance of the Option Plan, or any agreement or entitlement subject to the Option Plan, may be made, without the prior written consent of the optionee, if the Board determines that the effect thereof is to impair, derogate from or otherwise materially and adversely affect any option previously granted to such optionee under the Option Plan.

In addition, the Option Plan provides that FirstService shall have the right, in certain circumstances and in lieu of delivering Subordinate Voting Shares, to pay to an optionee the "in the money" amount of the stock options held by such optionee, at its election, in the event of a formal take-over bid for all of the shares of FirstService, a sale of all or substantially all of the assets of FirstService (under circumstances such that, following the completion of such sale, FirstService will cease to carry on an active business) or any merger, arrangement, amalgamation or other similar form of transaction involving FirstService under circumstances such that, following the completion of such transaction, there is a change in control of FirstService.

The objective of granting options is to encourage the executives to acquire an increased ownership interest in FirstService over a period of time, which acts as a financial incentive for the executives to consider the long-term interests of FirstService and its shareholders.

Under the Spin-off, each holder of Old FSV stock options exchanged such options for an equivalent number of Colliers stock options and FirstService stock options, and the exercise price of the Old FSV stock options exchanged was apportioned between the Colliers stock options (as to 58.6%) and FirstService stock options (as to 41.4%). The vesting schedule and expiration dates for these Post-Spin-off stock options remained the same as the Old FSV stock options for which they were exchanged. The Colliers and FirstService stock options issued in connection with the Spin-off were deemed to be a continuation of the earlier granted Old FSV stock options for which they were exchanged, as opposed to a new grant of options. The Option Plan provides that a former holder of Old FSV stock options exchanged for FirstService stock options, but who is no longer a director, officer and/or full-time employee of FirstService or its subsidiaries, may remain a participant in the Option Plan and hold and exercise their FirstService stock options for so long as such holder remains a director, officer and/or full-time employee, as applicable, of Colliers or its subsidiaries.

Effective February 12, 2016, an aggregate of 308,500 options (or 0.9% of the outstanding Common Shares on such date) were granted under the Option Plan to employees of FirstService (including 125,000 options to D. Scott Patterson and 50,000 options to Jeremy Rakusin), each having an exercise price of US$35.96, an expiration date of February 12, 2021 and vesting as follows: 10% on the grant date, 15% on the first anniversary of the grant date, 20% on the second anniversary of the grant date, 25% on the third anniversary of the grant date and 30% on the fourth anniversary of the grant date.

Incentive Award Plans of FirstService Residential

The only incentive award plans of FirstService Residential during the Post-Spin-off period of 2015 applicable to Charles M. Fallon and Michael Natale were an annual bonus plan and an appreciation rights plan. See "– Annual Bonus Plan" and "– Appreciation Rights Plan" below.

Annual Bonus Plan

FirstService Residential has an annual bonus plan in which Messrs. Fallon and Natale participated during 2015 pursuant to which annual cash bonuses were awarded. The FirstService Residential annual bonus plan provides for a bonus equal to a percentage of the amount of the increase in FirstService Residential's earnings before interest, taxes, depreciation, amortization and non-controlling interest over the prior year.

Appreciation Rights Plan

FirstService Residential has an appreciation rights plan in which Messrs. Fallon and Natale participate. Under the appreciation rights plan, non-assignable appreciation rights are granted and may not be exercised unless vested. Vested appreciation rights are automatically exercised on the earlier to occur of December 31, 2030 and the date of death, disability or separation from service. All appreciation rights held by Messrs. Fallon and Natale are fully vested. Appreciation rights are void in the event of a termination for cause. Upon the exercise of vested appreciation rights, an amount equal to a percentage of five-times the increase in the two-year trailing average of FirstService Residential's earnings before interest, taxes, depreciation and amortization over a base amount, less debt, is payable to the holder of the appreciation rights. Payments resulting the exercise of vested appreciation rights are made no later than the 60th day following the exercise date.

Equity Compensation Plan Information

The following table sets forth aggregated information as at December 31, 2015 with respect to compensation plans of FirstService under which equity securities of FirstService are authorized for issuance.

Plan Category(1)	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (US$)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (excluding securities reflected in the second column)
Stock Option Plan	1,211,250(2)	18.51	572,250(2)

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Notes:

(1)	The only equity compensation plan of FirstService is the Option Plan, which Option Plan has been approved by the shareholders. See "Incentive Award Plans of FirstService – FirstService Stock Option Plan" above.
(2)	Effective February 12, 2016, an aggregate of 323,500 options were granted under the Option Plan in respect of the year ended December 31, 2015. See "Incentive Award Plans of FirstService – FirstService Stock Option Plan" above. If approved by shareholders at the Meeting, the Option Plan will be amended to increase the maximum number of Subordinate Voting Shares reserved for issuance pursuant to the exercise of options granted thereunder. See "Business of the Meeting – Amendment to the Option Plan".

Management Contract

In connection with the completion of the Spin-off, the services under the original management services agreement with Old FSV were segmented into those services applicable to Colliers and FirstService, respectively, and were documented in a restated management services agreement with Colliers and a restated management services agreement with FirstService, Jayset Management FSV Inc. ("Jayset") and Jay S. Hennick (the "Management Services Agreement"). The fees and base prices under the original management services agreement with Old FSV were allocated among the management services agreement with Colliers (as to 58.6%) and the Management Services Agreement (as to 41.4%). Mr. Hennick is a director, an officer and the sole indirect shareholder of Jayset, the registered office of which is located at 1140 Bay Street, Suite 4000, Toronto, Ontario M5S 2B4. Under the terms of the Management Services Agreement, Mr. Hennick performs the services of Founder and Chairman of FirstService on behalf of Jayset. The amounts paid or payable to Jayset pursuant to the Management Services Agreement during the Post-Spin-off period of the year ended December 31, 2015 are included in the information provided for Mr. Hennick in the Summary Compensation Table above under "Executive Compensation – Compensation of Named Executive Officers". Jayset, in turn, transfers such amounts to Mr. Hennick at such times as Mr. Hennick determines. The Management Services Agreement had an initial term which commenced on the effective date of the Spin-off and ended on February 1, 2016, with successive one-year renewals at the option of Jayset. Jayset may voluntarily terminate the Management Services Agreement upon six-months prior written notice to FirstService. FirstService may elect to discontinue the use of Jayset's services upon payment to Jayset of the following amounts:

(a)	300% of the aggregate of: (i) the average base management fee and any other fees for the three years prior to the termination; and (ii) the average incentive fee for the three years prior to the termination; and

(b)	US$74,569.

In the event of a change of control of FirstService, a transfer of all or substantially all of the assets of FirstService to the shareholders of FirstService or if the Management Services Agreement is not renewed at the end of the initial term or any renewal term, then the Management Services Agreement will be deemed to be terminated and the payments described in (a) and (b) above will be payable to Jayset. For an estimated amount of such payment as at December 31, 2015, see "Executive Compensation – Termination and Change of Control Benefit".

The Management Services Agreement also contains a sale of control arrangement (the "Long Term Arrangement") for Mr. Hennick, the Founder and Chairman of FirstService. The Long Term Arrangement is provided to Mr. Hennick in lieu of his participation in the Option Plan or receiving grants of options thereunder. Under the Long Term Arrangement, FirstService has agreed that it will make a payment to Jayset on (each of the following circumstances, an "Event"): (a) an arm's length sale of control of FirstService; or (b) a special dividend or other distribution to the shareholders of FirstService or in the event of a transaction the effect of which results in a transfer of assets of FirstService to the shareholders of FirstService (either of which, a "Partial Event"). The Long Term Arrangement provides for Jayset to receive the following two payments. The first payment will be an amount equal to 5% of the product of: (i) the aggregate number of Subordinate Voting Shares and Multiple Voting Shares outstanding on a fully diluted basis at the time of the Event; and (ii) the per share consideration received or deemed to be received by the holders of Subordinate Voting Shares on or as a result of the applicable Event minus a base price of C$2.351. The second and additional payment will be an amount equal to 5% of the product of: (i) the aggregate number of Subordinate Voting Shares and Multiple Voting Shares outstanding on a fully diluted basis at the time of the Event; and (ii) the per share consideration received or deemed to be received by the holders of Subordinate Voting Shares on or as a result of the applicable Event minus a base price of C$4.578.

Upon the occurrence of a Partial Event, each of base prices noted above will be adjusted by subtracting from each base price, respectively, an amount equal to the per share consideration received or to be received by the holders of the Subordinate Voting Shares of FirstService on or as a result of such Partial Event; in no event will either base price be permitted to fall below zero. The base prices are also appropriately adjusted to reflect stock splits and consolidations. The right to receive the two payments may be transferred, in whole or in part, to person(s) who are not at arm's length to Jayset.

Assuming that an arm's length sale of control of FirstService took place on December 31, 2015 at a price per share of C$55.90 (being the closing price per Subordinate Voting Share on the TSX on December 31, 2015), FirstService would have been required to make a payment to Jayset in the aggregate amount of US$140.7 million pursuant to the Long Term Arrangement (and taking into account the change of control payment to Jayset referred to under "Termination and Change of Control Benefits" below, the total amount payable in such circumstance would have been US$146.4 million).

Executive Share Ownership Policy

FirstService has an executive share ownership policy (the "ESO Policy") requiring that the CEO and the CFO of FirstService (collectively, the "Designated Executives") to achieve and maintain, for the duration of their employment at FirstService, minimum ownership of shares of FirstService having a value, in the case of the CEO, of three times base salary and, in the case of the CFO, two times base salary. All Designated Executives are permitted five years from the effective date of the ESO Policy to achieve the required minimum ownership of shares. Any newly appointed, retained or promoted Designated Executives will be permitted two years from their appointment/retention/promotion date to achieve the required minimum ownership of shares. For the purposes of the ESO Policy, the base salary or management fee used will be fixed to such base salary or management fee in effect at the time the Designated Executive first becomes subject to the ESO Policy. Upon a Designated Executive achieving the minimum ownership of shares required under the ESO Policy, the Designated Executive will no longer be required to acquire further shares of FirstService, including as a result of any decrease in the market price of FirstService's shares. The minimum ownership of shares is not required to continue following the cessation of a Designated Executive's employment with FirstService. Upon a Designated Executive achieving the minimum ownership of shares required under the ESO Policy, such Designated Executive will not be permitted to purchase financial instruments that are designed to hedge or offset the economic exposure of such Designated Executive's ownership in shares of FirstService such that the effective economic exposure is less than the required minimum ownership threshold under the ESO Policy. The Board may grant exceptions to the ESO Policy where circumstances warrant, including, but not limited to, tax and estate planning considerations.

Incentive Compensation Reimbursement Policy

In order to further align management's interests with the interests of shareholders and in support good governance practices, FirstService has an incentive compensation reimbursement policy (the "ICR Policy"). Under the ICR Policy, FirstService will require reimbursement, in all appropriate cases, of any incentive compensation awarded to any management personnel if, within one year of receiving such award: (a) the amount of the incentive compensation was calculated based upon the achievement of certain financial results of FirstService that were subsequently the subject of a financial restatement; (b) the financial statements are required to be restated as a result of, or partially as a result of, intentional errors, intentional omissions or fraud; and (c) the amount of the incentive compensation that would have been awarded had the financial results been properly reported would have been lower than the amount actually awarded. To do this, FirstService may pursue various ways to recover by: (i) seeking repayment; (ii) reducing the amount that would otherwise be payable under another incentive compensation award; (iii) withholding future equity grants, incentive awards or salary increases; or (iv) take any combination of these actions.

Compensation Discussion and Analysis

Introduction

The Compensation Discussion and Analysis section of this Circular sets out the objectives of FirstService's executive compensation arrangements, FirstService's executive compensation philosophy and the application of this philosophy to FirstService's executive compensation arrangements. It also provides an analysis of the compensation design, and the decisions the Compensation Committee made during the Post-Spin-off period of 2015 with respect to the Named Executive Officers. Prior to the completion of the Spin-off, no compensation was paid by FirstService to its proposed executive officers. When determining the compensation arrangements for the Named Executive Officers, the Compensation Committee (in respect of Named Executive Officers who are employed by FirstService) and the CEO of FirstService (in respect of Named Executive Officers who are employed by FirstService Residential) considers the objectives of: (i) retaining an executive critical to the success of FirstService and its subsidiaries and the enhancement of shareholder value; (ii) providing fair and competitive compensation; (iii) balancing the interests of management and shareholders of FirstService; (iv) rewarding performance, both on an individual basis and with respect to the business in general; and (v) ensuring the recognition of the fact that FirstService carries on business with a small number of executive officers relative to other public companies of similar size.

The Board and the Compensation Committee have considered the implications of the risks associated with FirstService's compensation policies and practices. In this regard, the Compensation Committee specifically considered various pertinent and relevant elements where compensation and risk may be related in relation to the current compensation policies and practices for senior executives of FirstService (such as pay philosophy, the mix of fixed versus variable compensation, the mix of short versus long term compensation, share ownership requirements and trading policies, reimbursement policies and the level of severance in any contractual arrangements). As further described hereunder, the components of compensation are fairly straightforward and include base salary, short-term incentive (annual bonus) and long-term incentive (stock options and, in the case of the Founder and Chairman, the Long Term Arrangement, and, in the case of FirstService Residential, appreciation rights). Where any risks were identified, the Board and the Compensation Committee have determined that processes and controls are in place to mitigate such risks and, overall, such risks were not significant and not reasonably likely to have a material adverse effect on FirstService. The risks and uncertainties that are likely to have a material adverse effect on FirstService are disclosed in the AIF. No such risks relate to FirstService's compensation policies and practices.

The Board has adopted a policy relating to the trading in securities of FirstService by directors, senior executives, employees and other insiders of FirstService and its subsidiaries (the "Trading Policy"). Among other things, the following are prohibited by the Trading Policy: (i) short sales of FirstService's securities; (ii) transactions in puts, calls or other derivative securities, on an exchange or in any other organized market; (iii) hedging or monetization transactions that allow an individual to continue to own the covered securities, but without the full risks and rewards of ownership; and (iv) the resale of securities of FirstService purchased in the open market prior to the expiration of three months from the purchase date. Consequently, the foregoing prohibitions in the Trading Policy do not permit a Named Executive Officer or director to purchase financial instruments that are designed to hedge or offset a decrease in market value of FirstService's equity securities granted as compensation or held, directly or indirectly, by a Named Executive Officer or director.

Role of the Compensation Committee

Following completion of the Spin-off, Brendan Calder, Chair, Bernard I. Ghert and Michael Stein were appointed as members of the Compensation Committee. None of these individuals was an officer, employee or former officer or employee of FirstService or any of its subsidiaries during the Post-Spin-off period of 2015. The mandate of the Compensation Committee requires that the Compensation Committee be comprised of three or more members of the Board each of whom is, in the business judgment of the Board, independent under the rules of the TSX and NASDAQ. See "Statement of Corporate Governance Practices – Board Committees – Compensation Committee" for additional information on the Compensation Committee. Under the Compensation Committee's mandate, the Compensation Committee is responsible for, among other things: (a) in consultation with senior management, establishing FirstService's general compensation philosophy, and overseeing the development and implementation of compensation programs; (b) reviewing and approving the compensation of the CEO; (c) reviewing compensation programs applicable to the senior management of FirstService; and (d) making recommendations to the Board with respect to FirstService's incentive compensation plans and equity-based plans, the activities of the individuals and committees responsible for administering these plans, and discharging any responsibilities imposed on the Compensation Committee by any of these plans.

During the Post-Spin-off period of 2015, the Compensation Committee addressed a number of items, including considering and/or approving and/or making recommendations in respect of all option grants to officers, employees and directors of FirstService or subsidiaries of FirstService; determining, for the purposes of the FirstService annual performance bonus plan, 2015 adjusted earnings per share; a review of the market competitiveness of the compensation provided to the Founder and Chairman, CEO and CFO and non-employee directors (with the assistance of a compensation consultant) (see "– Independent Compensation Consultant" below); and the approval of the continuation of the existing compensation programs for the Founder and Chairman, CEO and CFO and new compensation arrangements for non-employee directors of FirstService for 2016 (see "– Compensation of Directors" below).

Independent Compensation Consultant

Under its mandate, the Compensation Committee has the sole authority to select, retain and terminate a compensation consultant and to approve the consultant's fees and other retention terms. The Compensation Committee is also entitled to the resources and authority appropriate to discharge its duties and responsibilities, including the authority to retain counsel and other experts or consultants. In August 2015, the Compensation Committee engaged H. Wilkinson Consulting Group Inc. (the "EC Consultant") as its independent compensation consultant. The EC Consultant was retained by the Compensation Committee to recommend a peer group for FirstService and market competitive compensation for the Founder and Chairman, CEO and CFO. The EC Consultant also made recommendations to the Compensation Committee in respect of market competitive compensation of non-employee directors. See "Compensation of Directors" below. During the Post-Spin-off period of 2015, the EC Consultant did not provide any other services to the Compensation Committee or FirstService, or to any affiliated or subsidiary entities of FirstService or to any of member of the Board or Management, other than or in addition to the foregoing. The total fees paid to the EC Consultant (or to any other compensation consultant) during the seven months ended December 31, 2015 are set out below:

Seven Months Ended December 31	Executive Compensation Related Fees(1) (US$)	All Other Fees(2) (US$)
2015	$10,600	Nil

___________

Notes:

(1)	Aggregate fees billed by each consultant or advisor, or any of its affiliates, for services related to determining compensation for any of FirstService's directors and executive officers during the period noted.
(2)	Aggregate fees billed for all other services provided by each consultant or advisor, or any of its affiliates, that are not reported under "Executive Compensation Fees".

Benchmarking

The Compensation Committee may consider many factors when designing and establishing executive compensation arrangements for the Founder and Chairman, CEO and CFO and reviewing and making recommendations for such arrangements for the other executive officers of FirstService. Every several years, a benchmarking analysis is expected to be conducted by the Compensation Committee to ensure that the executive compensation arrangements for the relevant executive officers remains appropriate and competitive. When a benchmarking analysis is conducted, FirstService will not typically position executive pay to reflect a single percentile within the peer group for each executive. Rather, in determining the compensation level for each executive, the Compensation Committee (for the Founder and Chairman and CEO) or the CEO (for the CFO) may look at factors such as the relative complexity of the executive's role within the organization, the executive's performance and potential for future advancement, the compensation paid by FirstService's peer group and other companies identified by relevant market survey data, and pay equity considerations.

The starting point for the benchmarking analysis is the analysis of comparable market data. At the end of 2015, the Compensation Committee, with the assistance of the EC Consultant, determined that the following service companies would constitute FirstService's peer group for benchmarking purposes: Altisource Residential Corporation, Lennox International Inc., ADT Corp., ServiceMaster Global Holdings Inc., ABM Industries, Inc., Apartment Investment and Management Co., Rollins, Inc., Essex Property Trust Inc., Ascent Capital Group Inc., GDI Integrated Facility Services Inc., Comfort Systems USA, Inc., G & K Services, Inc., Healthcare Services Group, Inc. and UniFirst Corporation. As FirstService has a client base that is primarily in the USA, the peer group members are primarily similar sized USA service companies (by revenue). The Compensation Committee then reviewed the peer group data to determine where base salaries and total compensation for the Founder and Chairman, CEO and CFO should be appropriately positioned. While these benchmarks represent useful guidelines, discretion may be used in setting individual executive pay so that it appropriately reflects the value and contributions of each executive, as well as the executive's leadership, commitment to FirstService's values and potential for advancement.

A range of factors was analyzed by the EC Consultant for each member of the peer group, including: (i) various financial size and performance metrics; (ii) number of employees; (iii) business lines and the extent that they overlap FirstService's business lines; and (iv) other indicia of common managerial skill sets. It is anticipated that the peer group will change if FirstService's size or lines of business change, or if the peer group members show changes in their businesses or operations.

Recommendations of Management

In general, the Compensation Committee (with the assistance and advice of a consultant, if applicable) reviews and discusses matters involving the compensation of the Founder and Chairman and CEO. After this review, the Compensation Committee prepares a recommendation for the Board to review and discuss. The independent members of the Board have the sole authority to approve compensation decisions made with respect to the Founder and Chairman and CEO.

With respect to FirstService's other senior management and employees, it is the CEO (with the assistance of the independent compensation consultant for senior management) who develops the pay strategies and recommendations, which the Compensation Committee then reviews and discusses. However, the authority to approve those strategies and recommendations resides with different parties according to the employee's level. For senior management, decisions must be approved by the CEO, subject to the Compensation Committee's overall review and acceptance. For employees below the level of senior management, the CEO and his designees have the authority to approve pay actions. However, the Compensation Committee is responsible for approving actions related to other aspects of these employee's compensation, such as any grant of options and, if appropriate, the amount of any discretionary bonus pool.

Elements of Compensation

The compensation paid to the Named Executive Officers in any year consists of three primary components:

(a)	base salary;

(b)	an annual bonus incentive; and

(c)	other than Mr. Hennick, who is not entitled to participate in FirstService's stock option plan, a long-term incentive in the form of stock options granted under the Option Plan and, in the case of FirstService Residential, a long-term incentive in the form of appreciation rights.

FirstService believes that making a significant portion of the Named Executive Officers' compensation both variable and long-term supports FirstService's executive compensation philosophy, as these forms of compensation primarily depend on performance. At the same time, FirstService utilizes stock option based compensation to allow those most accountable for FirstService's long-term success to acquire and hold shares of FirstService. The key features of the three primary components of compensation are described below.

Base Salary

Base salary recognizes the value of an individual to FirstService or a subsidiary based on his or her role, skill, performance, contributions, leadership and potential. It is critical in attracting and retaining executive talent in the markets in which FirstService or a subsidiary competes for talent. Base salaries for the Named Executive Officers are reviewed annually (for the Founder and Chairman and CEO, by the Compensation Committee, for the other executive officers of FirstService, by the CEO). In the case of Messrs. Fallon and Natale, their base salaries were determined accordance with their respective employment agreements and are subject to increase annually based on increases in the relevant consumer price index. For the Founder and Chairman, the base fee is determined in accordance with the Management Services Agreement and is subject to increase annually in an amount in the discretion of the Board or the Compensation Committee, with any such annual increase to be, absent the consent of Jayset, not less than 5% of the then current base fee. See "Management Contract" above. FirstService also pays to Jayset a further annual fee equal to 2% of the aggregate of the base fee and the annual bonus payment pursuant to the Management Services Agreement.

Other than with respect to Mr. Hennick, the initial base salaries paid to the Named Executive Officers were the same as the base salaries paid to those individuals by Old FSV or its subsidiaries, as applicable, prior to the Spin-off, which was reflective of competitive market salaries. For Mr. Hennick, the services under the original management services agreement with Old FSV were segmented into those services applicable to Colliers and FirstService, respectively, and were documented in a restated management services agreement with Colliers and the Management Services Agreement. The fees and base prices under the original management services agreement with Old FSV were allocated among the management services agreement with Colliers (as to 58.6%) and the Management Services Agreement (as to 41.4%). See "Management Contract" above.

Annual Bonus Incentive

FirstService has an annual performance bonus plan pursuant to which an annual cash performance bonus is awarded to FirstService management and employees based entirely on percentage growth in adjusted earnings per share over the prior year. Annual performance bonuses are paid as a percentage of base salary, which percentage increases the larger the percentage growth in adjusted earnings per share is for the year in question.

For 2015, the Compensation Committee and the Board considered the Spin-off, which occurred on June 1, 2015, and that many business and operating decisions had already been made to set the stage for the 2015 financial results and, accordingly, determined that, for the purposes of the FirstService annual performance bonus plan, growth in adjusted earnings per share would be measured on a blended basis, reflecting both FirstService and Old FSV (or at 2015 year-end, Colliers and FirstService combined). 2014 adjusted earnings per share of FirstService was US$0.84. In February 2016, the Compensation Committee and the Board determined that 2015 adjusted earnings per share was US$1.20, resulting in a growth rate of 43%. The adjusted earnings per share growth rate of Old FSV (or Colliers and FirstService combined at 2015 year-end) was 33%. A blended growth rate of 39% was determined as follows:

•	FirstService's 2015 adjusted earnings per share growth rate of 43% multiplied by 7/12 (being that portion of 2015 in which FirstService was an independent company); plus
•	Old FSV's (or at 2015 year-end, Colliers' and FirstService's combined) adjusted earnings per share growth rate of 33% multiplied by 5/12 (being that portion of 2015 in which FirstService was part of Old FSV).

In determining the percentage growth, the impact on earnings per share of any disposition of material investments or assets are excluded. This establishes a direct link between executive compensation and FirstService's regular operating performance. For the Founder and Chairman, the formula to be used for determining the amount of the annual performance bonus is established in the Management Services Agreement (see "Management Contract" above) and, for 2015, the Founder and Chairman was entitled to earn 7.5% of the aggregate base fee in 2015 as an annual bonus for that year for each 1% growth in adjusted earnings per share in that year over the prior year. The CEO and CFO of FirstService earn an annual performance bonus calculated on a basis similar to that of the Founder and Chairman, determined using percentages of salary below that used in determining the Founder and Chairman's annual bonus incentive. Adjusted earnings per share for 2015, calculated on a blended basis as shown above, was 39% greater than the prior year and, consequently, an annual performance bonus was paid to the Founder and Chairman (US$1,701,400), the CEO (US$1,261,600) and the CFO (US$337,000) in respect of 2015. See "Executive Compensation – Compensation of Named Executive Officers" above.

The Compensation Committee may also recommend, and the Board may also approve, a non-annual discretionary bonus based on an individual or FirstService achieving certain designated objectives (other than adjusted earnings per share) and for superior or exceptional performance in relation to such objectives. In 2015, no one-time special discretionary bonuses were awarded to any of the Named Executive Officers.

FirstService Residential has an annual bonus plan in which Messrs. Fallon and Natale participated during 2015 pursuant to which annual cash bonuses were awarded. The FirstService Residential annual bonus plan provides for a bonus equal to a percentage of the amount of the increase in FirstService Residential's earnings before interest, taxes, depreciation, amortization and non-controlling interest over the prior year. In 2015, FirstService Residential's earnings before interest, taxes, depreciation, amortization and non-controlling interest increased over the prior year, such that Messrs. Fallon and Natale received an annual bonus of US$845,500 and US$422,800, respectively, in respect of 2015. See "Executive Compensation – Compensation of Named Executive Officers" above.

FirstService Stock Option Awards

FirstService provides long-term incentive to the Named Executive Officers in the form of stock options as part of its overall executive compensation strategy. For a description of the material terms of the Option Plan and option grants to Named Executive Officers, see "Incentive Award Plans of FirstService – FirstService Stock Option Plan" and "NEO Outstanding Option-Based Awards" above. The Compensation Committee believes that stock option grants serve FirstService's executive compensation philosophy in several ways. It helps attract, retain and motivate talent. It aligns the interests of the Named Executive Officers with those of shareholders by linking a significant portion of the officer's total pay opportunity to share price. It also provides long-term accountability for Named Executive Officers.

Typically, stock options are granted to a Named Executive Officer of FirstService under the Option Plan shortly following the end of each year. During the seven months ended December 31, 2015, no options under the Option Plan were granted to the Named Executive Officers. Effective February 12, 2016, an aggregate of 175,000 options were issued to certain Named Executive Officers (other than the Founder and Chairman) in respect of the year ended December 31, 2015. See "Incentive Award Plans of FirstService – FirstService Stock Option Plan" and "NEO Outstanding Option-Based Awards" above. Stock options are not typically granted to Messrs. Fallon and Natale under the Option Plan. Historically, Mr. Fallon and Mr. Natale were granted options under the Old FSV option plan to reward certain milestones. In determining the long-term incentive component of the Named Executive Officers' compensation, the Compensation Committee (or, in the case of Mr. Rakusin, the CEO of FirstService) will consider, among other factors, the recommendations of the Compensation Committee, FirstService's performance and relative shareholder return, the level of dilution to shareholders, the value of similar incentive awards to executive officers at comparable companies and awards given to the Named Executive Officers in past years.

FirstService Residential Appreciation Rights

FirstService Residential provides long-term incentive to Messrs. Fallon and Natale in the form of appreciation rights as part of its overall executive compensation strategy. For a description of the material terms of the FirstService Residential appreciation rights plan, see "Incentive Award Plans of FirstService Residential – Appreciation Rights Plan" above. During 2015, one-half of the appreciation rights granted to Mr. Fallon vested, such that all appreciation rights held by Mr. Fallon are now vested. All appreciation rights held by Mr. Natale were fully vested in 2013. None of the vested appreciation rights held by Messrs. Fallon and Natale were exercised in 2015.

Executive Benefit Plans and Other Elements of Compensation

All of the Named Executive Officers are eligible to participate in the benefit plans that are available to substantially all of the other employees of FirstService or a subsidiary, as applicable. These benefit programs include supplementary medical insurance, dental insurance, life insurance, long-term disability and long-term care plans. FirstService and FirstService Residential do not provide any additional perquisites or other benefits to the Named Executive Officers.

Furthermore, FirstService and FirstService Residential do not provide any post-retirement benefits to any of their Named Executive Officers or employees.

Compensation Committee Report on Executive Compensation

The Compensation Committee has reviewed with senior management this Compensation Discussion and Analysis and, based on such review, has recommended to the Board that this Compensation Discussion and Analysis be included in this Circular.

Submitted by the Compensation Committee: Bernard I. Ghert, Michael Stein and Brendan Calder (Chair)

Termination and Change of Control Benefits

As noted under "Management Contract" above, FirstService may elect to discontinue the use of Jayset's services pursuant to the Management Services Agreement upon payment to Jayset of the following amounts: (a) 300% of the aggregate of: (i) the average base management fee and any other fees for the three years prior to the termination; and (ii) the average incentive fee for the three years prior to the termination; and (b) US$74,569. Furthermore, the Management Services Agreement provides that in the event of a change of control of FirstService, a transfer of all or substantially all of the assets of FirstService to the shareholders of FirstService or if the Management Services Agreement is not renewed at the end of the initial term or any renewal term, then the Management Services Agreement will be deemed to be terminated and the foregoing payments described in (a) and (b) will be payable to Jayset. Assuming that a change of control of FirstService or a discontinuance of Jayset's services took place on December 31, 2015, FirstService would have been required to make a payment to Jayset in the aggregate amount of US$5.7 million pursuant to the Management Services Agreement (not taking into account the Long Term Arrangement).

Under the Long Term Arrangement, FirstService has agreed that it will make a payment to Jayset on the occurrence of an Event. See "Management Contract" above. Assuming that an arm's length sale of control of FirstService took place on December 31, 2015 at a price per share of C$55.90 (being the closing price per Subordinate Voting Share on the TSX on December 31, 2015), FirstService would have been required to make a payment to Jayset in the aggregate amount of US$140.7 million pursuant to the Long Term Arrangement (and taking into account the change of control payment to Jayset referred to above, the total amount payable in such circumstance would have been US$146.4 million).

Pursuant to the terms of the Option Plan, where there is a take-over bid to acquire the outstanding shares or FirstService enters into an agreement providing for the sale of all or substantially all of the assets of FirstService such that, following completion of such sale, FirstService will cease to carry on, directly or indirectly, an active business, the Board may advise optionees (including any Named Executive Officers who are optionees at the time) that all options will expire (subject to certain limitations) on the date determined by the Board and each optionee shall have the right to exercise their options in whole or in part, regardless of vesting. In addition, the Option Plan provides that FirstService shall have the right, in certain circumstances and in lieu of delivering Subordinate Voting Shares, to pay to an optionee the "in the money" amount of the stock options held by such optionee, at its election, in the event of a formal take-over bid for all of the shares of FirstService, a sale of all or substantially all of the assets of FirstService (under circumstances such that, following the completion of such sale, FirstService will cease to carry on an active business) or any merger, arrangement, amalgamation or other similar form of transaction involving FirstService under circumstances such that, following the completion of such transaction, there is a change in control of FirstService. See "Incentive Award Plans of FirstService – FirstService Stock Option Plan" above.

In the event that FirstService terminates the employment of Mr. Fallon without cause under the terms of Mr. Fallon's employment agreement, FirstService must pay Mr. Fallon an amount equal to twelve months base salary plus an amount equal to the greater of forty percent of his base salary or the average bonus compensation made to Mr. Fallon in each of the two completed years prior to the effective date of termination. Assuming that Mr. Fallon ceased employment with FirstService in the foregoing stipulated way on December 31, 2015, FirstService would have been required to make a payment to him in the aggregate amount of US$951,500 pursuant to his employment agreement with FirstService.

In the event that FirstService terminates the employment of Mr. Natale without cause under the terms of Mr. Natale's employment agreement, FirstService must pay Mr. Natale an amount equal to twelve months base salary plus a pro-rated annual bonus in respect of the year of termination. Assuming that Mr. Natale ceased employment with FirstService in the foregoing stipulated way on December 31, 2015, FirstService would have been required to make a payment to him in the aggregate amount of US$681,000 pursuant to his employment agreement with FirstService.

Compensation of Directors

During the Post-Spin-off period of the year ended December 31, 2015, each director of FirstService who was not a full time employee of, or providing management services to, FirstService or any of their subsidiaries received: (a) an annual retainer of US$75,000; and (b) meeting fees of US$1,750 for each meeting of the Board or committee thereof attended by such director in person and US$1,000 for each meeting attended by telephone. The Lead Director of the Board received an annual retainer of US$52,500, the Chair of the Audit Committee received an annual retainer of US$10,000 and the Chair of the Compensation Committee received an annual retainer of US$5,000.

In December 2015, upon the recommendation of the Compensation Committee (which received the advice and assistance of H. Wilkinson Consulting Group Inc. as its independent compensation consultant), the Board approved new director compensation arrangements. In 2016, each director of FirstService who is not a full time employee of, or providing management services to, FirstService or any of its subsidiaries will receive: (i) an annual retainer of US$75,000; and (ii) meeting fees equal to US$1,750 for each meeting of the Board or committee thereof attended by such director in person and US$1,000 for each meeting attended by telephone. In addition, it is anticipated that an annual grant of Options exercisable for 8,000 Subordinate Voting Shares under the Option Plan will be awarded to each such director. The Lead Director of the Board will receive an annual retainer of US$10,000, the Chair of the Audit Committee will receive an annual retainer of US$20,000 and the Chair of the Compensation Committee will receive an annual retainer of US$10,000.

Individual Director Compensation for 2015

The following table provides a summary of all amounts of compensation provided to the directors of FirstService during the period from June 1, 2015 to December 31, 2015. Jay S. Hennick and D. Scott Patterson do not receive any compensation in acting as directors of FirstService.

DIRECTOR COMPENSATION TABLE FOR THE SEVEN MONTH PERIOD ENDED DECEMBER 31, 2015(3)
Name	Fee Earned (US$)	Option-Based Awards (US$)(1)	Non-Equity Incentive Plan Compensation (US$)	All Other Compensation (US$)	Total (US$)
Brendan Calder	56,670	13,710	Nil	Nil	70,380
Bernard I. Ghert	94,710	13,710	Nil	Nil	108,420
Frederick F. Reichheld	49,000	17,930	Nil	Nil	66,930
Michael Stein	53,000	13,890	Nil	Nil	66,890
Erin J. Wallace(2)	23,250	13,760	Nil	Nil	37,010

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Notes:

(1)	The amounts reflect accounting expense recognized in the applicable period for all outstanding equity-based compensation in the form of stock options. The amounts reported for each director were recognized in accordance with United States generally accepted accounting principles, which generally requires recognition of the fair value of equity-based compensation over the applicable vesting period for the award. Assumptions used in the calculation of these compensation costs are discussed in Note 11 to FirstService's audited consolidated financial statements for the year ended December 31, 2015. However, the table above does not reflect equity compensation expense net of a forfeiture assumption. For a description of the material terms of the Option Plan and each option grant, see "Incentive Award Plans of FirstService – FirstService Stock Option Plan" above and "Director Outstanding Option-Based Awards" below.
(2)	Ms. Wallace became a director of FirstService and a member of the Audit Committee on October 8, 2015. The compensation earned reflects only the time that Ms. Wallace was a member of the Board and Audit Committee, respectively.
(3)	In connection with the completion of the Spin-off, Brendan Calder, Bernard I. Ghert, Frederick F. Reichheld and Michael Stein became directors of FirstService. The table does not include stock options issued under the Colliers stock option plan in connection with the Spin-off. See "Incentive Award Plans of FirstService – FirstService Stock Option Plan".

The following table summarizes the fees paid to individual directors during the period from June 1, 2015 to December 31, 2015. During such period, FirstService paid to such directors, in their capacity as such, aggregate fees equal to US$276,630.

Name(1)	Board & Lead Director Annual Retainer (US$)	Committee & Committee Chair Annual Retainer (US$)	Total Board Attendance Fees (US$)	Total Committee Attendance Fees (US$)	Total Fees Payable (US$)	Total Fees Paid in Cash (US$)
Brendan Calder	43,750	2,920	5,250	4,750	56,670	56,670
Bernard I. Ghert	43,750	36,460	7,000	7,500	94,710	94,710
Frederick F. Reichheld	43,750	Nil	5,250	Nil	49,000	49,000
Michael Stein	43,750	Nil	5,250	4,000	53,000	53,000
Erin J. Wallace(2)	18,750	Nil	3,500	1,000	23,250	23,250

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Note:

(1)	In connection with the completion of the Spin-off, Brendan Calder, Bernard I. Ghert, Frederick F. Reichheld and Michael Stein became directors of FirstService.
(2)	Ms. Wallace became a director of FirstService and a member of the Audit Committee on October 8, 2015. The compensation earned reflects only the time that Ms. Wallace was a member of the Board and Audit Committee, respectively.

Director Outstanding Option-Based Awards

The table below reflects all option-based awards for each director of FirstService outstanding as at December 31, 2015. FirstService does not have any other equity incentive plan other than the Option Plan.

DIRECTOR OPTION–BASED AWARDS OUTSTANDING AS AT DECEMBER 31, 2015(2)(3)
Name of Director	Number of Securities Underlying Unexercised Options(1)	Option Exercise Price (US$/Security)	Option Expiration Date	Value of Unexercised In-the-Money Options (US$)(4)
Brendan Calder	5,000 5,000 5,000	13.20 12.85 39.29	February 17, 2017 February 15, 2018 December 14, 2020	136,150 137,900 5,700
Bernard I. Ghert	5,000 5,000 5,000	13.20 12.85 39.29	February 17, 2017 February 15, 2018 December 14, 2020	136,150 137,900 5,700
Frederick F. Reichheld	5,000 5,000	21.40 39.29	November 17, 2019 December 14, 2020	95,150 5,700
Michael Stein	5,000 5,000	16.84 39.29	December 12, 2018 December 14, 2020	117,950 5,700
Erin J. Wallace	10,000	39.29	December 14, 2020	11,400

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Notes:

(1)	Each option entitles the holder to purchase one Subordinate Voting Share. Under the Spin-off, each holder of Old FSV stock options exchanged such options for an equivalent number of Colliers stock options and FirstService stock options, and the exercise price of the Old FSV stock options exchanged was apportioned between the Colliers stock options (as to 58.6%) and FirstService stock options (as to 41.4%). The table does not include stock options issued under the Colliers stock option plan in connection with the Spin-off. See "Incentive Award Plans of FirstService – FirstService Stock Option Plan".
(2)	The Options vest 10% on the grant date, 15% on the first anniversary, 20% on the second anniversary, 25% on the third anniversary and 30% on the fourth anniversary of the grant date. Notwithstanding the foregoing, the Option Plan provides that the vesting of the noted options held by each non-employee director is accelerated, such that they become immediately fully vested and exercisable, in the event that such director does not stand for re-election, resigns as a director or fails to be re-elected as a director, in each case, in circumstances where there is no willful and substantial breach of such director's fiduciary duties or other legal obligations to FirstService. The expiration date is the fifth anniversary of the grant date.
(3)	Under the terms of the Option Plan, the Founder and Chairman of FirstService, Jay S. Hennick, is not eligible to participate in the Option Plan or to receive grants of options thereunder. See "Executive Compensation – Management Contract". See "Executive Compensation – NEO Outstanding Option-Based Awards" for options granted to D. Scott Patterson which are outstanding as at December 31, 2015. Effective February 12, 2016, 3,000 options were granted under the Option Plan to each director of FirstService who was not a full time employee of, or providing management services to, FirstService or any of its subsidiaries.
(4)	Calculated using the closing price per Subordinate Voting Share on NASDAQ on December 31, 2015 of US$40.43 less the Post-Spin-off exercise price of the applicable stock options.

The following table provides information concerning the incentive award plans of FirstService with respect to each director of FirstService during the period from June 1, 2015 to December 31, 2015. The only incentive award plan of FirstService applicable to directors during such period was the Option Plan.

INCENTIVE AWARD PLANS – VALUE VESTED OR EARNED DURING THE SEVEN MONTH PERIOD ENDED DECEMBER 31, 2015(2)
Name of Director	Option-Based Awards – Value Vested During the Seven Months Ended December 31, 2015 (US$)(1)(3)	Non-Equity Incentive Plan Compensation – Value Earned During the Seven Months Ended December 31, 2015 (US$)
Brendan Calder	100	Nil
Bernard I. Ghert	100	Nil
Frederick F. Reichheld	11,400	Nil
Michael Stein	22,500	Nil
Erin J. Wallace	200	Nil

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Notes:

(1)	Calculated using the closing price per Subordinate Voting Share on NASDAQ on the applicable vesting date less the Post-Spin-off exercise price of the applicable stock options.
(2)	Under the terms of the Option Plan, the Founder and Chairman of FirstService, Jay S. Hennick, is not eligible to participate in the Option Plan or to receive grants of options thereunder. See "Executive Compensation – Management Contract". The table does not include stock options issued under the Colliers stock option plan in connection with the Spin-off. See "Incentive Award Plans of FirstService – FirstService Stock Option Plan".". See "Executive Compensation – Incentive Award Plans of FirstService" for vesting of options granted to D. Scott Patterson during the period from June 1, 2015 to December 31, 2015.
(3)	The value vested with respect to the FirstService options held by each director of FirstService as at December 31, 2015, determined using the closing price per Subordinate Voting Share on NASDAQ on December 31, 2015 of US$40.43 less the Post-Spin-off exercise price of the applicable options, is as follows: Mr. Calder (US$62,200), Mr. Ghert (US$62,200), Mr. Reichheld (US$14,800), Mr. Stein (US$24,200) and Ms. Wallace (US$1,100).

Performance Graph

The following graph compares the total cumulative shareholder return for C$100 invested in Subordinate Voting Shares (with any cash dividends reinvested into Subordinate Voting Shares)(1) on the TSX (symbol: FSV) with the S&P/TSX Composite Total Return Index(2) for the period commencing June 2, 2015 and ending December 31, 2015 (being the period during which the Subordinate Voting Shares have traded on the TSX). The Subordinate Voting Shares are also traded on NASDAQ (symbol: FSV).

	June 2, 2015	June 30, 2015	July 31, 2015	Aug 31, 2015	Sept 30, 2015	Oct 31, 2015	Nov 30, 2015	Dec 31, 2015
Subordinate Voting Shares(1)	100.0	103.6	117.1	126.3	129.1	138.2	163.3	167.9
S&P/TSX Composite Total Return Index(2)	100.0	96.6	96.3	92.4	89.0	90.8	90.6	87.8

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Notes:

(1)	The cumulative return of the Subordinate Voting Shares (in C$) is based on the closing prices of the Subordinate Voting Shares on the TSX on June 2, 2015, June 30, 2015, July 31, 2015, August 31, 2015, September 30, 2015, October 31, 2015, November 30, 2015 and December 31, 2015 or, if there was no trading on such date, the closing price on the last trading day prior to such date. Cash dividends on the shares have been treated as being reinvested into additional shares on the payment date of each dividend. Following completion of the Spin-off, the Subordinate Voting Shares commenced trading on the TSX on June 2, 2015.
(2)	The S&P/TSX Composite Total Return Index is a total return index (in C$), the calculation of which includes dividends and distributions reinvested.

As noted in the graph above, from June 2, 2015 until December 31, 2015, assuming reinvestment of all dividends, the cumulative total shareholder return on the Subordinate Voting Shares was approximately 67.9% as compared to a cumulative total return of -12.2% on the S&P/TSX Composite Total Return Index over the same period. Due to the fact that FirstService was spun-out of Old FSV pursuant to the Spin-off mid-year, it is difficult to meaningfully compare the trend of the aggregate compensation of the Named Executive Officers of FirstService relative to shareholder returns as measured by the equity trading price since June 2, 2015. However, during the Post-Spin-off period, the total cumulative shareholder return for C$100 invested in Subordinate Voting Shares significantly outpaced the S&P/TSX Composite Total Return Index. In 2015, this was reflected in a 39% increase in FirstService/Old FSV blended adjusted earnings per share for 2015 over the prior year, and consequently, an annual performance bonus was earned by each Named Executive Officer of FirstService in 2015. See "Compensation Discussion and Analysis – Base Salary" and "– Annual Bonus Incentive" above.

NORMAL COURSE ISSUER BID

Pursuant to a notice of intention to make a normal course issuer bid dated August 14, 2015, FirstService commenced a normal course issuer bid to purchase up to a maximum of 3,140,000 Subordinate Voting Shares, being approximately 10% of the "public float" of such class of shares as at August 13, 2015 (the "NCIB"). FirstService may purchase its Subordinate Voting Shares from time to time if it believes that the market price of its Subordinate Voting Shares is attractive and that the purchase would be an appropriate use of corporate funds and in the best interests of FirstService. FirstService may also purchase its Subordinate Voting Shares in order to mitigate the dilutive effect of stock options issued under the Option Plan. Purchases pursuant to the NCIB may occur on the TSX and NASDAQ between August 24, 2015 and August 23, 2016 at prices not exceeding the market price of the Subordinate Voting Shares at the time of acquisition. The actual number of Subordinate Voting Shares which may be purchased pursuant to the NCIB and the timing of any such purchases is determined by senior management of FirstService. Daily purchases under the NCIB are limited to 16,243 Subordinate Voting Shares, other than block purchases. During the Post-Spin-off period, FirstService purchased 511,594 Subordinate Voting Shares (at an average price of US$38.05 per share) on the TSX under the NCIB.

The purchase price for Subordinate Voting Shares purchased by FirstService under the NCIB, if any, will be paid in cash on delivery of the shares. FirstService intends to finance any purchase of Subordinate Voting Shares under the NCIB from its working capital. Subordinate Voting Shares purchased by FirstService under the NCIB will be cancelled. Shareholders can obtain a copy of the Notice of Intention to Make a Normal Course Issuer Bid filed with regulators by FirstService in relation to the NCIB by requesting a copy in writing from FirstService at 1140 Bay Street, Suite 4000, Toronto, Ontario M5S 2B4.

Indebtedness of Directors AND

Executive Officers under Securities Purchase AND OTHER Programs

The following table sets out certain information regarding the aggregate indebtedness owing to FirstService or its subsidiaries which is outstanding as at the date hereof by all executive officers, directors, employees and former executive officers directors and employees of FirstService and its subsidiaries:

AGGREGATE INDEBTEDNESS (US$)
Purpose	To FirstService or its Subsidiaries(1)	To Another Entity
Share Purchases	$2,054,748	–
Other(2)	$250,000	–

___________

Notes:

(1)	All indebtedness noted is owing to subsidiaries of FirstService from directors and employees of subsidiaries of FirstService. Amounts noted relating to share purchases are in connection with acquisitions of shares of a subsidiary of FirstService. No individual who is, or at any time during the year ended December 31, 2015 was, a director or executive officer of FirstService, a proposed nominee for election as a director of FirstService or an associate of any such director, executive officer or proposed nominee is indebted to FirstService or any of its subsidiaries in respect of a security purchase program or otherwise.
(2)	The amount noted represents the aggregate indebtedness owed to a FirstService subsidiary by a subsidiary executive officer as a result of an over-payment made to such executive officer.

Other than as set out above, as at the date hereof, there was no other indebtedness owed to FirstService or any of its subsidiaries from executive officers, directors, employees and former executive officers, directors and employees of FirstService or any of its subsidiaries (or to another entity as a result of the indebtedness being subject to a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by FirstService or any of its subsidiaries).

The Board has adopted a policy that prohibits any loans to the directors or executive officers of FirstService.

BUSINESS OF THE MEETING

Receipt of Financial Statements

The audited consolidated financial statements of FirstService for the year ended December 31, 2015 and the report of the auditors' thereon will be presented to the Meeting. No vote by the shareholders with respect thereto is required. If any shareholders have questions regarding such financial statements, the questions may be brought forward at the Meeting.

The audited consolidated financial statements of FirstService for the year ended December 31, 2015 and the report of the auditors' thereon and management's discussion and analysis relating thereto are included in the 2015 Annual Report of FirstService sent to shareholders.

Appointment of Auditors

PricewaterhouseCoopers LLP, Chartered Accountants and Licensed Public Accountants, are the independent auditors of FirstService and have served as its auditors since June 1, 2015. Management recommends that shareholders reappoint PricewaterhouseCoopers LLP as the auditors of FirstService to hold office until the close of the next annual meeting of the shareholders, and to authorize the Board to fix the remuneration of the auditors. It is intended that the persons named in the accompanying form of proxy (provided the same is duly executed in their favour and is duly deposited), unless their authority to do so has been withheld, will vote the FirstService shares represented thereby in favour of appointing PricewaterhouseCoopers LLP as the auditors of FirstService and authorizing the directors of FirstService to fix their remuneration.

From time to time, PricewaterhouseCoopers LLP also provides non-audit services to FirstService and its subsidiaries. The Audit Committee has considered whether the provision of non-audit services is compatible with maintaining PricewaterhouseCoopers LLP's independence and has concluded that it is. Total fees paid to PricewaterhouseCoopers LLP during the Post-Spin-off period of 2015 were approximately US$819,000. Of such amount, US$697,000 related to audit fees (being fees billed by FirstService's external auditor for audit services, including subsidiary audits), US$28,000 related to audit-related fees (being fees billed for statutory audits or assurance and related services by FirstService's external auditor that are reasonably related to the performance of the audit or review of FirstService's financial statements and are not reported under audit fees), none related to tax fees (being the fees billed for professional services rendered by FirstService's external auditor for tax compliance, tax advice and tax planning) and US$6,000 related to all other fees (being fees for licensing and subscriptions to accounting and tax research tools). In addition, US$88,000 in administration and out-of-pocket expenses were reimbursed during the Post-Spin-off period of 2015 to PricewaterhouseCoopers LLP. For more information on the Audit Committee, consult the Annual Information Form of FirstService for the year ended December 31, 2015 available at www.sedar.com.

Election of Directors

The Board currently consists of seven directors. Pursuant to the articles of FirstService, the number of directors to be elected by the shareholders shall be a minimum of one and a maximum of twenty. The Board proposes to nominate the following seven individuals for election by the shareholders at the Meeting as directors of FirstService: Brendan Calder, Bernard I. Ghert, Jay S. Hennick, D. Scott Patterson, Frederick F. Reichheld, Michael Stein and Erin J. Wallace. Each director elected will hold office until the next annual meeting of FirstService, or until his or her successor is duly elected or appointed, unless: (i) his or her office is earlier vacated in accordance with the articles and by-laws of FirstService; or (ii) he or she becomes disqualified to act as a director. All of the nominees are currently directors of FirstService.

Unless provided to the contrary, the persons named in the accompanying form of proxy (if the same is duly executed in their favour and is duly deposited) will vote the FirstService shares represented thereby in favour of electing as directors the nominees named below. In case any of the following nominees should become unavailable for election for any reason, unless provided to the contrary, the persons named in the accompanying form of proxy will vote the FirstService shares represented thereby in favour of electing the remaining nominees and such other substitute nominees as a majority of the directors of FirstService may designate in such event.

FirstService has adopted a policy for non-contested meetings whereby shareholders vote separately for each director nominee and each director to be elected at a meeting of shareholders must be elected by a majority (50% + 1 vote) of the votes cast with respect to his or her election. Any director nominee must immediately tender his or her resignation to the Board if he or she is not elected by at least a majority (50% + 1 vote) of the votes cast with respect to his or her election even though duly elected as a matter of corporate law. Such director nominee's resignation to the Board must be effective when accepted by the Board. The Board shall determine whether or not to accept a director nominee's resignation tendered pursuant to the policy within 90 days after the date of the relevant shareholders' meeting. The Board shall accept the resignation absent exceptional circumstances. FirstService will promptly issue a press release announcing the resignation of the director or explaining the reasons justifying its decision not to accept such resignation.

The following information is submitted with respect to the individuals proposed to be nominated for election as directors at the Meeting:

Brendan Calder Ontario, Canada Age: 69	Mr. Calder has been a Professor and an Entrepreneur in Residence at the Rotman School of Management, University of Toronto since 2001 (currently conducting the MBA course, GettingItDone), is Chair of Rotman's Desautels Centre for Integrative Thinking, was the founding Chair of the Rotman International Centre for Pension Management and is a Senior Fellow at Massey College. Mr. Calder was with CIBC Mortgages, Inc. and served as that company's Chair, President and CEO from 1995 to 2000. Mr. Calder is also past Chair of the Peter F. Drucker Canadian Foundation and The Toronto International Film Festival Group and was a director of the public entities listed below. He is a director of EllisDon Corporation and Equity Financial Holdings Inc. Mr. Calder holds a Bachelor of Mathematics degree from the University of Waterloo and attended the Advance Management Program at Harvard University. Mr. Calder is an Institute of Corporate Directors certified director (ICD.D).

Director Since: June 1, 2015

Independent Areas of Expertise:
• Governance	Board & Committees	Attendance		Securities Owned, Controlled or Directed(1)(2)
• Finance • Management	Board Audit Compensation (Chair) Governance	3 of 3 2 of 2 2 of 2 N/A	100% 100% 100% –	Subordinate Voting Shares Total Value of Securities(8)	19,033 US$769,504
	Options Held(9)
	Date Granted	Expiry Date	No. Granted	Exercise Price	Total Unexercised	Value
	Feb. 17, 2012	Feb. 17, 2017	5,000	US$13.20	5,000	US$136,150
	Feb. 15, 2013	Feb. 15, 2018	5,000	US$12.85	5,000	US$137,900
	Dec. 14, 2015	Dec. 14, 2020	5,000	US$39.29	5,000	US$5,700
	Feb. 12, 2016	Feb. 12, 2021	3,000	US$35.96	3,000	–
	Public Board Memberships During the Last Five Years
	Equity Financial Holdings Inc. Former FirstService Corporation (now Colliers) Coventree Inc. (Chair: 2007 – 2011)				2014 – Present 1996 – 2015 2005 – 2011

Bernard I. Ghert, c.m. Ontario, Canada Age: 76	Mr. Ghert was previously President and Chief Executive Officer of the Cadillac Fairview Corporation Limited from 1981 to 1987 and President of Stelworth Investments Inc. from 1987 to 1992. Mr. Ghert has been a director of many organizations in the private and public sectors, including Cadillac Fairview, Stelworth, CT Financial and Canada Trust, Wellington Insurance and the Canada Deposit Insurance Corporation. Mr. Ghert has served as Director of the Managers of several Middlefield Funds, President of the Canadian Institute of Public Real Estate Companies and was a former member of the Advisory Board of the Office of the Superintendent of Financial Institutions. Mr. Ghert currently is Chairman of the Independent Review Committee of Middlefield Fund Management Limited, President of the B.I. Ghert Family Foundation, President of Coppi Holdings Ltd., a Director on Sinai Health System's Board and Past Chair of the Mount Sinai Hospital Board of Directors.

Director Since: June 1, 2015

Lead Director of the Board Since: June 2015
Independent	Board & Committees	Attendance		Securities Owned, Controlled or Directed(1)(3)
Areas of Expertise:	Board Audit (Chair)	3 of 3 3 of 3	100% 100%	Subordinate Voting Shares	24,679
• Governance	Compensation	2 of 2	100%	Total Value of Securities(8)	US$997,772
• Finance	Options Held(9)
• Real Estate	Date Granted	Expiry Date	No. Granted	Exercise Price	Total Unexercised	Value
	Feb. 17, 2012	Feb. 17, 2017	5,000	US$13.20	5,000	US$136,150
	Feb. 15, 2013	Feb. 15, 2018	5,000	US$12.85	5,000	US$137,900
	Dec. 14, 2015	Dec. 14, 2020	5,000	US$39.29	5,000	US$5,700
	Feb. 12, 2016	Feb. 12, 2021	3,000	US$35.96	3,000	–

Public Board Memberships During the Last Five Years
Chairman of the Independent Review Committee of Middlefield Fund Management Limited, as General Partner of the following:	2007 – Present
Resource Funds: MRF 2008 Resource Limited Partnership (2008 to 2010), MRF 2009 Resource Limited Partnership (2009 to 2011), Discovery 2008 Flow-Through Limited Partnership (2008 to 2010) and Discovery 2009 Flow-Through Limited Partnership (2009 to 2011)
Chairman of the Independent Review Committee of Middlefield Fund Management Limited, as General Partner of the following:

TSX-Listed Funds: ACTIVEnergy Income Fund (as of September 25, 2009), COMPASS Income Fund, INDEXPLUS Income Fund, MINT Income Fund, MBN Corporation (formerly, Middlefield Tactical Energy Corporation), ENERGY INDEXPLUS Dividend Fund (2011-2015), Uranium Focused Energy Fund (2009-2013), YIELDPLUS Income Fund, Pathfinder Income Fund (formerly, Pathfinder Convertible Debenture Fund) (as of December 21, 2009), Convertible Debenture Trust (2009-2014), GMIncome & Growth Fund (2010-2011), INDEXPLUS Dividend Fund (2011-2012), American Core Sectors Dividend Fund (as of December 19, 2013), Global Dividend Growers Income Fund (as of March 22, 2013), Global Healthcare Dividend Fund (as of October 23, 2014), Global Infrastructure Dividend Fund (as of July 24, 2014), Global Real Estate Dividend Growers Corp. (as of July 24, 2015) Middlefield Can-Global REIT Income Fund (as of November 19, 2012), REIT INDEXPLUS Income Fund (as of April 20, 2011), U.S. Dividend Growers Income Corp. (as of March 20, 2015), and Globalance Dividend Growers Corp. (as of October 23, 2015)

Resource Funds: MRF 2010 Resource Limited Partnership (2010-2012), Discovery 2010 Flow-Through Limited Partnership (2010 - 2013) and MRF 2011 Resource Limited Partnership (2011 - 2013), Discovery 2011 Flow-Through Limited Partnership (2011-2014) and MRF 2012 Resource Limited Partnership (2012-2014), Discovery 2012 Flow-Through Limited Partnership (2012-2015) and MRF 2013 Resource Limited Partnership (2013-2015), Discovery 2013 Flow-Through Limited Partnership (2013-2016) and MRF 2014 Resource Limited Partnership (as of February 20, 2014), Discovery 2014 Flow-Through Limited Partnership (as of August 29, 2014) and MRF 2015 Resource Limited Partnership (as of February 19, 2015)

Middlefield Mutual Funds Limited (a mutual fund corporation comprising a number of outstanding classes of mutual funds)

Middlefield Global Healthcare Dividend Fund (as of May 22, 2015)

Middlefield Global Infrastructure Fund (as of June 12, 2013)

Former FirstService Corporation (now Colliers)	2004 – 2015

Jay S. Hennick Ontario, Canada Age: 59	Mr. Hennick is the Founder and Chairman of FirstService. In June 2015, Mr. Hennick became the Chairman and CEO of Colliers International Group Inc. Pre-Spin-off, Mr. Hennick was the CEO of Old FSV from 1988 to 2015. In 1998, Mr. Hennick was awarded Canada's Entrepreneur of the Year, in 2001 he was named Canada's CEO of the Year by Canadian Business Magazine and in 2011, received an honorary Doctorate of Laws from York University and the University of Ottawa. Mr. Hennick currently serves as Chairman of the Board of Directors of the Sinai Health System, in Toronto and is the immediate past Chair of The Mount Sinai Hospital Board of Directors. In addition, Mr. Hennick has endowed the Jay S. Hennick JD-MBA Program at the Faculty of Law and School of Management at the University of Ottawa Law School, his alma mater, and The Hennick Centre for Business and Law, a joint program of the Osgoode Hall Law School and the Schulich School of Business at York University. Mr. Hennick holds a Bachelor of Arts degree from York University in Toronto and a Doctorate of Laws from the University of Ottawa.

Director Since: June 1, 2015

Chairman of the Board Since: June 2015 Non-Independent
Areas of Expertise:	Board & Committees	Attendance		Securities Owned, Controlled or Directed(1)(4)
• Management • Real Estate • Finance	Board Governance (Chair)	3 of 3 N/A	100% –	Subordinate Voting Shares Multiple Voting Shares	2,273,526 1,325,694
				Total Value of Securities(8)	US$145,516,465
Options Held
None. Mr. Hennick is not eligible to participate in the Option Plan or to receive grants of options thereunder. See "Executive Compensation – Management Contract".
Public Board Memberships During the Last Five Years
	Colliers International Group Inc. (formerly Old FSV) (Chair)			1988 – Present

D. Scott Patterson Ontario, Canada Age: 55	Mr. Patterson is the President and CEO of FirstService. Pre-Spin-off, Mr. Patterson was the President and Chief Operating Officer of Old FSV from 2003 to 2015. He joined Old FSV in 1994 as Vice President Corporate Development, and was the Chief Financial Officer of Old FSV from February 1995 until September 2003. Prior to joining Old FSV, Mr. Patterson was an investment banker at Bankers Trust. Mr. Patterson qualified as a Chartered Accountant in 1985 and began his career at PricewaterhouseCoopers. Mr. Patterson holds a Bachelor of Arts degree in Business Administration from the University of Western Ontario.

Director Since: June 1, 2015

Non-Independent	Board & Committees	Attendance		Securities Owned, Controlled or Directed(1)(5)
Areas of Expertise:	Board	3 of 3	100%	Subordinate Voting Shares Total Value of Securities(8)	705,262 US$28,513,743
• Management	Options Held(9)
• Real Estate	Date Granted	Expiry Date	No. Granted	Exercise Price	Total Unexercised	Value
• Finance	Feb. 17, 2012	Feb. 17, 2017	60,000	US$13.20	60,000	US$1,633,800
	Feb. 15, 2013	Feb. 15, 2018	60,000	US$12.85	60,000	US$1,654,800
	May 15, 2014	May 15, 2019	60,000	US$20.52	60,000	US$1,194,600
	Feb. 13, 2015	Feb. 13, 2020	60,000	US$23.96	60,000	US$988,200
	Feb. 12, 2016	Feb. 12, 2021	125,000	US$35.96	125,000	–
	Public Board Memberships During the Last Five Years
	Laramide Resources Ltd.				1995 – Present

Frederick F. Reichheld Massachusetts, USA Age: 64	Since 1977, Mr. Reichheld has been employed at Bain & Company, Inc., a global business consulting firm, and was elected to the partnership at Bain in 1982. Mr. Reichheld is the creator of the Net Promoter® system of management and founded Bain's Loyalty practice, which helps clients achieve superior results through improvements in customer, employee, partner and investor loyalty and has also served in a variety of other roles, including as a member of Bain & Company's Worldwide Management, Nominating, and Compensation Committees. In January 1999, he was elected by the firm to become the first Bain Fellow. Mr. Reichheld is a frequent speaker to major business forums and groups of CEOs and senior executives worldwide and has authored several books, including The Loyalty Effect: The Hidden Force Behind Growth, Profits, and Lasting Value (Harvard Business School Press, 1996), The Loyalty Rules!: How Today's Leaders Build Lasting Relationships (Harvard Business School Press 2003), The Ultimate Question (Harvard Business School Press, 2006) and The Ultimate Question 2.0 (Harvard Business School Press 2011). Mr. Reichheld received his BA from Harvard College and his MBA from Harvard Business School.
Director Since: June 1, 2015 Independent
Areas of Expertise: • Consulting/Professional Services • Competitive Strategy
• Service Quality	Board & Committees	Attendance		Securities Owned, Controlled or Directed(1)(6)
• Customer and Employee Loyalty	Board Governance	3 of 3 N/A	100% –	Subordinate Voting Shares	2,000
				Total Value of Securities(8)	US$80,860
	Options Held(9)
	Date Granted	Expiry Date	No. Granted	Exercise Price	Total Unexercised	Value
	Nov. 17, 2014	Nov. 17, 2019	5,000	US$21.40	5,000	US$95,150
	Dec. 14, 2015	Dec. 14, 2020	5,000	US$39.29	5,000	US$5,700
	Feb. 12, 2016	Feb. 12, 2021	3,000	US$35.96	3,000	–
	Public Board Memberships During the Last Five Years
	Rackspace Hosting, Inc. Former FirstService Corporation (now Colliers)				2008 – Present 2014 – 2015

Michael Stein Ontario, Canada Age: 64	Mr. Stein is the founder, Chairman and CEO of the MPI Group, a property development and investment group with a track record in incubating, investing in, and managing successful companies. Between 1978 and 1987, Mr. Stein held progressively senior positions with the Mortgage Insurance Company of Canada, ultimately holding the position of Executive Vice-President responsible for operations. Mr. Stein is a founder of CAPREIT, Canada's first TSX listed apartment REIT, where he continues to serve as chairman. He is a director of City Financial Investment Company Limited, a United Kingdom FCA regulated asset management company. He currently serves as a director of McEwen Mining Inc. (NYSE/TSX), chairman of Cliffside Capital Ltd. (TSX-V) and previously served as a director of Goldcorp Inc. Mr. Stein is a graduate engineer and has an MBA in finance and international business from Columbia University.

Director Since: June 1, 2015 Independent
Areas of Expertise:	Board & Committees	Attendance		Securities Owned, Controlled or Directed(1)(7)
• Real Estate • Management	Board Audit	3 of 3 2 of 3	100% 67%	Subordinate Voting Shares	10,000
• Human Resources	Compensation	2 of 2	100%	Total Value of Securities(8)	US$404,300
• Governance	Options Held(9)
• Finance	Date Granted	Expiry Date	No. Granted	Exercise Price	Total Unexercised	Value
• Capital Markets	Dec. 12, 2013	Dec. 12, 2018	5,000	US$16.84	5,000	US$117,950
	Dec. 14, 2015	Dec. 14, 2020	5,000	US$39.29	5,000	US$5,700
	Feb. 12, 2016	Feb. 12, 2021	3,000	US$35.96	3,000	–
	Public Board Memberships During the Last Five Years
	Canadian Apartment Properties REIT (Chair) McEwan Mining Inc. Cliffside Capital Ltd. Former FirstService Corporation (now Colliers) Minera Andes Inc.				1997 – Present 2012 – Present 2014 – Present 2013 – 2015 2009 – 2012

Erin J. Wallace Michigan, USA Age: 56	Ms. Wallace is Chief Operating Officer of Learning Care Group, Inc., a role she has held since February 2015. In this role, she is responsible for leading more than 16,000 Learning Care Group employees in delivering operational excellence to the families served at more than 900 schools throughout its umbrella of brands: Childtime, The Children’s Courtyard, La Petite Academy, Montessori Unlimited and Tutor Time. Before joining Learning Care Group, Inc., Ms. Wallace was Executive Vice President of Operations Strategy, Planning and Revenue Management for Walt Disney Parks and Resorts since 2009, working with all of Disney Parks' domestic and international sites. After joining Disney as an industrial engineer in 1985, Ms. Wallace held a variety of managerial roles within Walt Disney Parks and Resorts, contributing to 30 years of leadership at The Walt Disney Company. Ms. Wallace's previous roles include Senior Vice President of Walt Disney World Operations – where she oversaw the largest and most popular resort destination in the world. She has also served as Vice President of Walt Disney World's Magic Kingdom® and general manager for Disney's Animal Kingdom® and Disney's All-Star Resort. Ms. Wallace graduated with honors from the University of Florida (UF) and was recognized with the Distinguished Alumni Award from UF in 2012. Ms. Wallace earned her MBA from Rollins College Crummer School of Business in 1993. In 2006, Ms. Wallace was inducted into the Crummer Graduate School of Business Alumni Hall of Fame. Ms. Wallace has been an active member of the Central Florida community, serving on numerous academic and civic boards and committees. She is also a member of the Institute of Industrial Engineers and the Society of Women Engineers.
Director Since: October 8, 2015 Independent Areas of Expertise: • Management • Finance • Marketing
	Board & Committees	Attendance		Securities Owned, Controlled or Directed(1)
	Board Audit	2 of 2 1 of 1	100% 100%	Subordinate Voting Shares Total Value of Securities	– US$–
	Options Held(9)
	Date Granted	Expiry Date	No. Granted	Exercise Price	Total Unexercised	Value
	Dec. 14, 2015	Dec. 14, 2020	10,000	US$39.29	10,000	US$11,400
	Feb. 12, 2016	Feb. 12, 2021	3,000	US$35.96	3,000	–
	Public Board Memberships During the Last Five Years
	None.

___________

Notes:

(1)	Securities relates to Subordinate Voting Shares and Multiple Voting Shares. See "Authorized Capital, Outstanding Shares and Principal Holders of Shares". The information contained herein as to securities beneficially owned, or controlled or directed, directly or indirectly is based upon information furnished to FirstService by the respective director nominees.
(2)	17,360 Subordinate Voting Shares are held in a registered retirement savings plan of which Mr. Calder is the annuitant. Mr. Calder owns the remainder of the shares listed directly.
(3)	1306159 Ontario Limited, a corporation which Mr. Ghert controls or directs, is the direct holder of 888 Subordinate Voting Shares. The B.I. Ghert Family Foundation, an entity which Mr. Ghert controls or directs, is the direct holder of 2,300 Subordinate Voting Shares. Mr. Ghert owns 777 Subordinate Voting Shares in a life income fund. The remainder of the shares listed are directly owned by Mr. Ghert.
(4)	Beneficially owns, or controls or directs, directly or indirectly, Subordinate Voting Shares and Multiple Voting Shares as described under "Authorized Capital, Outstanding Shares and Principal Holders of Shares". Henset Capital Inc., an entity which Mr. Hennick controls or directs, is the holder of 2,273,526 Subordinate Voting Shares and 1,325,694 Multiple Voting Shares. Mr. Hennick also has rights under the Long Term Arrangement. See "Executive Compensation – Management Contract".
(5)	Mr. Patterson owns all of the shares listed directly.
(6)	Mr. Reichheld owns all of the shares listed directly.
(7)	Mr. Stein owns all of the shares listed directly.
(8)	Determined using the closing price per Subordinate Voting Share on NASDAQ on December 31, 2015 of US$40.43.
(9)	The options vest 10% on the grant date, 15% on the first anniversary, 20% on the second anniversary, 25% on the third anniversary and the balance on the fourth anniversary of the grant date. Notwithstanding the foregoing, the Option Plan provides that the vesting of the noted options held by each non-employee director is automatically accelerated, such that they become immediately fully vested and exercisable, in the event that such director does not stand for re-election, resigns as a director or fails to be re-elected as a director, in each case, in circumstances where there is no willful and substantial breach of such director's fiduciary duties or other legal obligations to FirstService. The expiration date is the fifth anniversary of the grant date. The value of the options was determined using the closing price of the Subordinate Voting Shares on NASDAQ on December 31, 2015 of US$40.43 less the Post-Spin-off exercise price of the applicable stock options.

Following the Meeting, FirstService will issue a news release disclosing the detailed results of the vote for the election of directors in accordance with the rules of the TSX.

Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the best of the knowledge of FirstService and based upon information provided to it by the proposed directors for election to the Board, none of the proposed directors:

(a)	is, as at the date of this Circular, or has been, within 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including FirstService) that: (i) was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, in each case, that was in effect for a period of more than 30 consecutive days (collectively, an "Order") that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

(b)	is, as at the date of this Circular, or has been, within 10 years before the date of this Circular, a director or executive officer of any company (including FirstService) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)	has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director;

except for Brendan Calder, who was a director of Coventree Inc. ("Coventree"). In 2009, staff of the Ontario Securities Commission (the "OSC") commenced proceedings against Coventree with respect to alleged breaches of Ontario securities laws relating to Coventree's continuous disclosure obligations. In September 2011, the OSC released its decision and concluded that Coventree breached sections 75(1) and 75(2) of the Securities Act (Ontario). In a decision released on November 9, 2011, the OSC ordered Coventree to pay an administrative penalty of $1 million and $250,000 of OSC costs. The OSC also ordered that trading in any securities by Coventree cease and that any Ontario securities law exemptions not apply to Coventree until its winding up is completed, however these orders did not prevent the winding up of Coventree or trades in securities reasonably related to that winding up. Mr. Calder was a director of Coventree in 2007 during the period of time to which the OSC proceedings relate, however no proceedings were brought against Mr. Calder in his individual capacity with respect to these matters. Mr. Calder is no longer a director of Coventree.

Amendment to the Option Plan

The Option Plan, as previously approved in connection with the Spin-off, provides that the aggregate number of Subordinate Voting Shares that can be issued upon exercise of options granted thereunder will not exceed 2,263,500 Subordinate Voting Shares. Of the options which may be issued for an aggregate of 2,263,500 Subordinate Voting Shares, options for 2,014,750 Subordinate Voting Shares have been previously allocated, exercised or otherwise terminated as of February 26, 2016. See "Executive Compensation – Incentive Award Plans of FirstService – FirstService Stock Option Plan" for a complete description of the Option Plan. A majority of such outstanding options were issued as replacement options (in respect of Old FSV options) under the Spin-off.

FirstService proposes to, and the Board has approved (subject to receiving shareholder approval at the Meeting) an, increase the total number of Subordinate Voting Shares reserved for issuance pursuant to the Option Plan by 850,000 Subordinate Voting Shares, to 3,113,500 Subordinate Voting Shares. The increase in the number of Subordinate Voting Shares issuable upon exercise of options under the Option Plan is intended to replenish the number of options available as a result of previous allocations and exercises of options.

In order to be competitive, particularly in the United States where FirstService competes, it must make available to employees and officers long-term incentives in the form of stock options. With the adoption of the proposed amendment to the Option Plan, FirstService is asking shareholders to authorize it to grant additional options exercisable for a further 850,000 Subordinate Voting Shares in this regard.

If the proposed amendment to the Option Plan is approved and if all of such new options were granted, vested and exercised, the 850,000 Subordinate Voting Shares would represent 2.4% of the Common Shares outstanding as at the date hereof. Such amount, together with the 1,723,500 Subordinate Voting Shares remaining reserved for issuance pursuant to issued and unissued options under the Option Plan, would represent approximately 7.2% of the Common Shares outstanding as at the date hereof.

Based upon: (i) the fact that a significant number of employees and officers of FirstService and its subsidiaries have historically participated in the option plans of FirstService; (ii) the discipline that FirstService exercises in issuing additional shares to avoid diluting existing shareholders; and (iii) the five year vesting period FirstService intends to impose on all option grants under the Option Plan, Management recommends that shareholders vote in favour of approving the proposed amendment to the Option Plan. Unless provided to the contrary, the persons named in the accompanying form of proxy (if the same is duly executed in their favour and is duly deposited) will vote the FirstService shares represented thereby in favour of approving the proposed amendment to the Option Plan.

Pursuant to the policies of the TSX, the proposed amendment to the Option Plan must be approved by a majority of the votes cast in person or by proxy at the Meeting. At the Meeting, FirstService shareholders will be asked to approve the proposed amendment to the Option Plan by passing an ordinary resolution in the following form:

BE IT RESOLVED THAT:

1.	The amendment to the FirstService Stock Option Plan to increase the maximum number of Subordinate Voting Shares reserved for issuance pursuant to the exercise of stock options granted thereunder by an additional 850,000 (to a total of 3,113,500 Subordinate Voting Shares), together with any required consequential amendments, be approved; and

2.	Any one director or officer of FirstService is authorized and directed to perform all such acts, deeds and things and execute all such documents and other instruments as may be required to give effect to the true intent of this resolution.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Except as otherwise indicated in this Circular, no person who has been a director or executive officer of FirstService at any time since the beginning of FirstService's last financial year, no proposed nominee for election as a director of FirstService, and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than the election of directors or the appointment of auditors.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of FirstService, other than as disclosed elsewhere in this Circular, no informed person of FirstService, any proposed director of FirstService or any associate or affiliate of any informed person or proposed director of FirstService has had any material interest, direct or indirect, in any transaction since the commencement of FirstService's most recently completed financial year or in any proposed transaction which has materially affected or would materially affect FirstService or any of its subsidiaries. An "informed person" means a director or executive officer of FirstService, a director or executive officer of a person or company that is itself an informed person or subsidiary of FirstService, or any person or company who beneficially owns, or controls or directs, directly or indirectly, voting securities of FirstService or a combination of both carrying more than 10% of the voting rights attached to all outstanding voting securities of FirstService.

Under the Spin-off, Old FSV was separated into two independent publicly traded companies – Colliers and FirstService. As part of the Spin-off, each of the Transitional Services and Separation Agreement and the Standstill Agreement (as such terms are defined in the Spin-off Circular) were entered into with, among others, Jay S. Hennick and/or entities controlled by Mr. Hennick. Further details of such agreements are described in (and incorporated by reference from) the Spin-off Circular under the headings "The Arrangement – Transitional Services and Separation Agreement" and "The Arrangement – Standstill Agreement", respectively. Additional information concerning the Spin-off is set out in the Spin-off Circular, which is available under Colliers' SEDAR profile at www.sedar.com.

INSURANCE

FirstService holds a directors' and officers' liability insurance policy (the "Policy") which is designed to protect FirstService and its directors and officers against any legal action which may arise as a result of wrongful acts on the part of directors and/or officers of FirstService. The Policy is written for limits of US$55,000,000 subject to a corporate deductible of US$500,000 on securities claims and US$250,000 on all other claims. In respect of the year ended December 31, 2015, the cost to FirstService in maintaining the Policy was US$353,200.

ADDITIONAL INFORMATION

Additional information relating to FirstService is available on SEDAR at www.sedar.com. Financial information is being provided in FirstService's comparative financial statements for the year ended December 31, 2015 and the related management's discussion and analysis. A copy of the following documents may be obtained, without charge, upon request to the Chief Financial Officer of FirstService at 1140 Bay Street, Suite 4000, Toronto, Ontario M5S 2B4, Phone (416) 960-9500, Fax: (416) 960-5333 or (647) 258-0008: (a) the latest Annual Information Form of FirstService together with any document, or the pertinent pages of any document, incorporated by reference therein; (b) the comparative financial statements of FirstService for the year ended December 31, 2015 together with the accompanying report of the auditors thereon, any interim financial statements of FirstService for periods subsequent to December 31, 2015 and the related management's discussion and analysis therefor; (c) this Circular; and (d) the Spin-off Circular.

CONTACTING THE BOARD

Shareholders, employees and other interested parties may communicate directly with the Board through the Lead Director of the Board by writing to:

Lead Director of the Board
FirstService Corporation
1140 Bay Street, Suite 4000
Toronto, Ontario, Canada
M5S 2B4

GENERAL

Management knows of no matters to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if matters not now known to management should come before the Meeting, FirstService shares represented by proxies solicited by Management will be voted on each such matter in accordance with the best judgement of the nominees voting same. The contents and the sending of the Notice of Meeting and this Circular have been approved by the Board.

By Order of the Board

DOUGLAS G. COOKE
February 26, 2016	Vice President, Corporate Controller and Corporate Secretary

APPENDIX A

BOARD MANDATE

The purpose of this mandate ("Mandate") of the board of directors (the "Board") of FirstService Corporation (the "Company") is to provide guidance to Board members as to their duties and responsibilities. The power and authority of the Board is subject to the provisions of applicable law.

Purpose of the Board

The Board is responsible for the stewardship of the Company. This requires the Board to oversee the conduct of the business and affairs of the Company. The Board discharges some of its responsibilities directly and discharges others through committees of the Board. The Board is not responsible for the day-to-day management and operation of the Company's business, as this responsibility has been delegated to management. The Board is, however, responsible for supervising management in carrying out this responsibility.

Membership

The Board consists of directors elected by the shareholders as provided for in the Company's constating documents and in accordance with applicable law and any policies adopted from time to time by the Board. From time to time, the Nominating and Corporate Governance Committee shall review the size of the Board to ensure that its size facilitates effective decision-making by the Board in the fulfillment of its responsibilities.

Each member of the Board must act honestly and in good faith with a view to the best interests of the Company, and must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. A director is responsible for the matters under "Role and Responsibilities of the Board" below as well as for other duties as they arise in the director's role.

All members of the Board shall have suitable experience and skills given the nature of the Company and its businesses and have a proven record of sound judgment. Directors are to possess characteristics and traits that reflect:

•	high ethical standards and integrity in their personal and professional dealings;

•	the ability to provide thoughtful and experienced counsel on a broad range of issues and to develop a depth of knowledge of the businesses of the Company in order to understand and assess the assumptions on which the Company's strategic and business plans are based and to form an independent judgment with respect to the appropriateness and probability of achieving such plans;

•	the ability to monitor and evaluate the financial performance of the Company;

•	an appreciation of the value of Board and team performance over individual performance and a respect for others; and

•	an openness for the opinions of others and the willingness to listen, as well as the ability to communicate effectively and to raise tough questions in a manner that encourages open and frank discussion.

Directors are expected to commit the time and resources necessary to properly carry out their duties. Among other matters, directors are expected to adequately prepare for and attend all regularly scheduled Board meetings. New directors are expected to understand fully the role of the Board, the role of the committees of the Board and the contribution individual directors are expected to make.

Ethics

Members of the Board shall carry out their responsibilities objectively, honestly and in good faith with a view to the best interests of the Company. Directors of the Company are expected to conduct themselves according to the highest standards of personal and professional integrity. Directors are also expected to set the standard for Company-wide ethical conduct and ensure ethical behaviour and compliance with laws and regulations. If an actual or potential conflict of interest arises, a director shall promptly inform the Chairman or Lead Director and shall refrain from voting or participating in discussion of the matter in respect of which he has an actual or potential conflict of interest. If it is determined that a significant conflict of interest exists and cannot be resolved, the director should resign.

Directors are expected to act in accordance with applicable law, the Company's constating documents, the Company's Code of Ethics and Conduct and other policies applicable to directors as are adopted from time to time.

Meetings

The Board shall meet in accordance with a schedule established each year by the Board, and at such other times as the Board may determine. Meeting agendas shall be developed in consultation with the Chairman or Lead Director. Board members may propose agenda items though communication with the Chairman or Lead Director. The Chairman is responsible for ensuring that a suitably comprehensive information package is sent to each director in advance of each meeting. At the discretion of the Board, members of management and others may attend Board meetings, except for separate meetings of the independent directors of the Board.

Directors are expected to be fully prepared for each Board meeting, which requires them, at a minimum, to have read the material provided to them prior to the meeting. At Board meetings, each director is expected to take an active role in discussion and decision-making. To facilitate this, the Chairman is responsible for fostering an atmosphere conducive to open discussion and debate.

Independent directors shall have the opportunity to meet at appropriate times without management present at regularly scheduled meetings. The Lead Director shall be responsible for presiding over meetings of the independent directors. Independent directors may propose agenda items for meetings of independent directors members through communication with the Chairman or Lead Director.

Role and Responsibilities of the Board

The Board is responsible for approving the Company's goals, objectives and strategies. The Board is also responsible for overseeing the implementation of appropriate risk assessment systems to identify and manage principal risks of the Company's business.

In addition to the other matters provided in this Mandate, including the matters delegated to Board committees as set out below, the Board is also responsible for the following specific matters:

•	review and approve management's strategic plans;

•	review and approve the Company's financial objectives, business plans and budgets, including material capital expenditures;

•	monitor corporate performance against the strategic plans and business, operating and capital budgets;

•	management succession planning, including appointing and monitoring, the Chief Executive Officer of the Company;

•	assess its own effectiveness in fulfilling its responsibilities, including monitoring the effectiveness of individual directors;

•	ensure the integrity of the Company's internal control system and management information systems;

•	developing the Company's approach to corporate governance, including developing a set of corporate governance principles and guidelines; and

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•	satisfy itself that appropriate policies and procedures are in place regarding public disclosure and restricted trading by insiders, including the review and approval of the Company's corporate disclosure policy and confirmation that a process is in place to disclose all material information in compliance with the Company's timely disclosure obligations and to prevent selective disclosure of material information to analysts, institutional investors, market professionals and others.

A director has an important and positive role as a representative of the Company. A director is also expected to participate in outside activities that enhance the Company's image to investors, employees, customers and the public.

Procedures to Ensure Effective and Independent Operation

The Board recognizes the importance of having procedures in place to ensure the effective and independent operation of the Board. In addition to the policies and procedures provided elsewhere in this Mandate and in the position descriptions of the Chairman of the Board and the Lead Director of the Board, the Board has adopted the following procedures:

•	the Board has complete access to the Company's management;

•	the Board requires timely and accurate reporting from management and shall regularly review the quality of management's reports;

•	subject to the approval of the Board, individual directors may engage an external adviser at the expense of the Company in appropriate circumstances;

•	the Chairman of the Board shall monitor the nature and timeliness of the information requested by and provided by management to the Board to determine if the Board can be more effective in identifying problems and opportunities for the Company; and

•	the Chairman, together with the Chief Executive Officer, shall develop a position description for the Chief Executive Officer. This position description shall be approved by the Board.

Board Committees

Subject to limits on delegation contained in corporate law applicable to the Company, the Board has the authority to establish and carry out its duties through committees and to appoint directors to be members of these committees. The Board assesses the matters to be delegated to committees of the Board and the constitution of such committees annually or more frequently, as circumstances require. From time to time the Board may create ad hoc committees to examine specific issues on behalf of the Board.

The Board has established the following committees: (1) Audit Committee; (2) Executive Compensation Committee; and (3) Nominating and Corporate Governance Committee. The respective responsibilities of each of the foregoing committees is set forth in the applicable committee mandate.

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